Exhibit 2.1

EXECUTION VERSION

AMENDED AND RESTATED

ASSET PURCHASE AGREEMENT

BY AND AMONG

SYNERGY PHARMACEUTICALS INC.,

SYNERGY ADVANCED PHARMACEUTICALS, INC.,

BAUSCH HEALTH COMPANIES INC.

AND

BAUSCH HEALTH IRELAND LIMITED

DATED AS OF JANUARY 4, 2019

i

EXHIBITS

Exhibit A	Form of Bidding Procedures Order

Exhibit B	Form of Bill of Sale

Exhibit C	Form of Assignment and Assumption Agreement

Exhibit D	Forms of Intellectual Property Assignment Agreements

Exhibit E	Form of Sale Order

Exhibit F	GTN Assumed Percentage Calculation

Exhibit G	DIP Facility Term Sheet

AMENDED AND  RESTATED ASSET PURCHASE AGREEMENT

THIS AMENDED AND RESTATED ASSET PURCHASE AGREEMENT, dated as of January 4, 2019 (this “Agreement”), is made by and among Synergy Pharmaceuticals Inc., a Delaware corporation (the “Parent”), its wholly-owned subsidiary, Synergy Advanced Pharmaceuticals, Inc., a Delaware corporation (together with the Parent, in their capacities as debtors and debtors-in-possession, the “Sellers”), Bausch Health Companies Inc., a corporation organized under the laws of British Columbia, Canada (“BH”), and its wholly-owned subsidiary Bausch Health Ireland Limited, a private limited company organized under the laws of Ireland (the “Purchaser”).  Each of the Sellers, BH and the Purchaser is referred to individually herein as a “party” and collectively as the “parties.”  Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in Article IX.

WHEREAS, the Sellers are engaged in the business of, directly or indirectly, developing, making or having made, promoting, using, licensing and selling the Products (such business, as conducted by the Sellers as of the date hereof, the “Business”);

WHEREAS, the Sellers filed voluntary petitions for relief commencing cases (collectively, the “Chapter 11 Case”) under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) on December 12, 2018 (the “Petition Date”);

WHEREAS, the Purchaser desires to purchase and accept, and the Sellers desire to sell, convey, assign, transfer and deliver, or cause to be sold, conveyed, assigned, transferred and delivered, to the Purchaser, all of the Acquired Assets, and the Purchaser is willing to assume, and the Sellers desire to assign and delegate to the Purchaser, all of the Assumed Liabilities, all in the manner and subject to the terms and conditions set forth herein and in accordance with Sections 105, 363 and 365 of the Bankruptcy Code, subject to the Purchaser’s right to assign its rights and obligations hereunder to one of more of its Affiliates (such sale and purchase of the Acquired Assets and such assignment and assumption of the Assumed Liabilities, the “Acquisition”);

WHEREAS, the parties acknowledge and agree that the purchase by the Purchaser of the Acquired Assets, and the assumption by the Purchaser of the Assumed Liabilities, are being made at arm’s length and in good faith and without intent to hinder, delay or defraud creditors of the Sellers or their Affiliates;

WHEREAS, the parties entered into that certain asset purchase agreement (the “Original Asset Purchase Agreement”), dated as of December 11, 2018 (the “Execution Date”) and now desire to amend and restate the terms and provisions of the Original Asset Purchase in its entirety in accordance with and subject to the terms and conditions of this Agreement;

WHEREAS, the execution and delivery of this Agreement and the Sellers’ ability to consummate the transactions set forth in this Agreement are subject to, among other things, the entry of the Sale Order under, inter alia, Sections 363 and 365 of the Bankruptcy Code; and

WHEREAS, the parties desire to consummate the proposed transaction as promptly as practicable after the Bankruptcy Court enters the Sale Order.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree to amend and restate the Original Asset Purchase Agreement in its entirety as follows; provided that this Agreement and the rights and obligations of the parties hereunder shall continue to be effective as of the Execution Date and references herein to the date of this Agreement or the date hereof or similar phrases shall be deemed to be the Execution Date:

ARTICLE I

THE ACQUISITION

Section 1.1.           Acquired Assets.  On the terms and subject to the conditions set forth in this Agreement and, subject to approval of the Bankruptcy Court, pursuant to Sections 105, 363 and 365 of the Bankruptcy Code, at the Closing, the Sellers shall sell, assign, transfer, convey and deliver, or cause to be sold, assigned, transferred, conveyed and delivered, to the Purchaser, and the Purchaser shall purchase and accept from the Sellers, free and clear of all Encumbrances of any and every kind, nature and description, other than Permitted Post-Closing Encumbrances, all right, title and interest of the Sellers in, to or under all of the rights, properties and assets of the Sellers of every kind and description, wherever located, real, personal, or mixed, tangible or intangible, to the extent owned, leased, licensed, used or held for use in or relating to the Business, as the same shall exist on the Closing Date, other than the Excluded Assets (collectively, the “Acquired Assets”), including all right, title and interest of the Sellers in, to and under the Acquired Assets that are listed or described below:

(a)           other than as set forth in Section 1.2(k), all of the Sellers’ accounts receivable (but excluding any noncurrent accounts receivable) and any other receivables of the Sellers, in each case as of the Closing Date;

(b)           all credits, claims for refunds, deposits for the benefit of third parties and prepaid expenses (other than (x) all credits, refunds, deposits and prepaid amounts with respect to Excluded Taxes and (y) to the extent not in respect of Taxes, all credits, refunds, deposits and prepaid amounts that relate primarily to any of the Excluded Assets or the Excluded Liabilities);

(c)           the Contracts listed, described or otherwise identified on Section 1.1(c) of the Seller Disclosure Schedule, as such schedule may be amended from time to time pursuant to Section 1.5(e) (such Contracts, the “Assigned Contracts”) and the rights thereunder;

(d)           all raw materials, work-in-process, finished goods, supplies (including clinical drug supplies), samples (including samples held by sales representatives), components, packaging materials, and other inventories to which the Sellers have title that are in the possession of the Sellers or any third party and used or held for use in connection with any Product or an Acquired Asset (collectively, “Inventory”);

(e)           all machinery, equipment, apparatus, appliances, implements, computers and computer-related hardware, files, documents, network and internet and information technology systems-related equipment and all other tangible personal and intangible property including all other fixed assets and items of personal property used or held for use in the conduct of the Business or otherwise owned by the Sellers, which shall include all servers and computers used to develop and maintain code in various operating environments, all development environment and software currently residing on such computers;

(f)            all Seller Intellectual Property, including Seller Registered Intellectual Property (including the items listed on Section 1.1(f) of the Seller Disclosure Schedule) and all of the Sellers’ rights therein, including all rights to sue for and recover and retain damages for present and past infringement thereof and, in the case of Trademarks that are Seller Intellectual Property, all goodwill appurtenant thereto;

(g)           all rights under non-disclosure or confidentiality, invention and Intellectual Property assignment agreements executed for the benefit of the Sellers with current or former employees, consultants or contractors of the Sellers or with third parties (in the case of rights under the Parent Confidentiality Agreement, solely to the extent provided in Section 5.15(b));

(h)           all Books and Records, other than Retained Books and Records;

(i)            to the extent transferable, all Permits and all pending applications therefor;

(j)            other than as set forth in Section 1.2(b) or Section 1.2(i), to the extent transferable, all insurance policies and rights thereunder;

(k)           all goodwill and other intangible assets associated with the Business, the Acquired Assets and the Assumed Liabilities;

(l)            all rights, claims, rebates, refunds, causes of action, actions, suits or proceedings, hearings, audits, rights of recovery, rights of setoff, rights of recoupment, rights of reimbursement, rights of indemnity or contribution and other similar rights (known and unknown, matured and unmatured, accrued or contingent, regardless of whether such rights are currently exercisable) against any Person, including all warranties, representations, guarantees, indemnities and other contractual claims (express, implied or otherwise) to the extent related to the Business, the Acquired Assets or the Assumed Liabilities (including any claims for past infringement or misappropriation) (without duplication of the rights, claims or causes of action of any of the Sellers set forth in Sections 1.2(f), 1.2(g), 1.2(h), 1.2(i), 1.2(j) and 1.2(k));

(m)          all avoidance claims or causes of action available to the Sellers under Chapter 5 of the Bankruptcy Code (including Sections 544, 545, 547, 548, 549, 550 and 553) or any similar actions under any other applicable Law (collectively, “Avoidance Actions”) against the following (collectively, the “Designated Parties”):  (i) any of the Sellers’ vendors, suppliers, customers or trade creditors with whom the Purchaser continues to conduct business in regard to the Acquired Assets after the Closing, (ii) any of the Sellers’ counterparties under any licenses of Intellectual Property that are Assigned Contracts or counterparties under any other Assigned Contracts and (iii) any Affiliates of any of the Persons listed in clauses (i) and (ii); provided, however, that it is understood and agreed by the parties that the Purchaser will not pursue or cause to be pursued any Avoidance Actions against any of the Designated Parties other than as a defense (to the extent permitted under applicable Law) against any claim or cause of action raised by such Designated Party;

(n)           all proceeds of any settlement from and after the date hereof through the Closing of any claims, counterclaims, rights of offset or other causes of action of any of the Sellers against any of the Designated Parties;

(o)           any and all insurance proceeds, condemnation awards or other compensation in respect of loss or damage to any of the Acquired Assets to the extent occurring on or after the date hereof, and all rights and claim of the Sellers to any such insurance proceeds, condemnation awards or other compensation not paid by the Closing; and

(p)           all security and utility deposits, credits, allowance or other assets, or charges, setoffs, prepaid expenses, and other prepaid items related to the Acquired Assets.

EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE III OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT DELIVERED BY ANY SELLER PURSUANT TO THIS AGREEMENT (I) THE SELLERS MAKE NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, RELATING TO THE BUSINESS, THE ACQUIRED ASSETS OR THE ASSUMED LIABILITIES, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO VALUE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR FOR ORDINARY PURPOSES, OR ANY OTHER MATTER, (II) THE SELLERS MAKE NO, AND HEREBY DISCLAIM ANY, OTHER REPRESENTATION OR WARRANTY REGARDING THE BUSINESS, THE ACQUIRED ASSETS OR THE ASSUMED LIABILITIES, AND (III) THE ACQUIRED ASSETS AND THE ASSUMED LIABILITIES ARE CONVEYED ON AN “AS IS, WHERE IS” BASIS AS OF THE CLOSING, AND THE PURCHASER SHALL RELY UPON ITS OWN EXAMINATION THEREOF.  WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE III OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT DELIVERED BY ANY SELLER PURSUANT TO THIS AGREEMENT, THE SELLERS MAKE NO REPRESENTATION OR WARRANTY REGARDING ANY BUSINESS OTHER THAN THE BUSINESS, ANY ASSETS OTHER THAN THE ACQUIRED ASSETS OR ANY LIABILITIES OTHER THAN THE ASSUMED LIABILITIES, AND NONE SHALL BE IMPLIED AT LAW OR IN EQUITY.

Section 1.2.           Excluded Assets.  Notwithstanding anything contained in this Agreement to the contrary, the Acquired Assets shall not include any of the following (collectively, the “Excluded Assets”):

(a)           all Cash, other than any and all rights of the Sellers in and to any restricted cash, security deposits, escrow deposits and cash collateral (including cash collateral given to obtain or maintain letters of credit and cash drawn or paid on letters of credit) that primarily relate to the Assumed Liabilities or the Acquired Assets; provided, however, that any Encumbrance created under the Prepetition Credit Agreement or the Final DIP Order shall not, in and of itself, render any Cash restricted for purposes of this paragraph and such Cash shall be an “Excluded Asset”;

(b)           all current and prior director and officer or similar fiduciary or errors and omissions insurance policies and all rights thereunder and all proceeds thereof;

(c)           any credits, refunds, deposits and prepaid amounts with respect to Excluded Taxes;

(d)           any shares of capital stock or other equity interests of any Seller or any Affiliate thereof or any securities convertible into, exchangeable or exercisable for shares of capital stock or other equity interests of any Seller or any Affiliate thereof;

(e)           Retained Books and Records;

(f)            (i) any avoidance actions against any Person other than any of the Designated Parties, (ii) any proceeds of any settlement from and after the date hereof through the Closing of any claims, counterclaims, rights of offset or other causes of action of any of the Sellers against any Person other than any Designated Party, and (iii) all claims or causes of action of the Sellers other than those identified in Section 1.1(l) and Section 1.1(m);

(g)           all rights, claims or causes of action of any Seller arising under this Agreement, the Ancillary Documents or the Confidentiality Agreement or arising under the Parent Confidentiality Agreements (to the extent not assigned to the Purchaser pursuant to Section 5.15(b));

(h)           all rights, claims or causes of action by or in the right of any of the Sellers against any current or former director or officer of any such Seller;

(i)            all Benefit Plans, all assets of such Benefit Plans and all trust agreements, administrative service contracts, insurance policies and other Contracts related thereto and all rights of the Sellers with respect to any of the foregoing;

(j)            all Contracts that are not Assigned Contracts, including the Contracts listed or described on Section 1.2(j) of the Seller Disclosure Schedule, which schedule may be modified in accordance with Section 1.5(e);

(k)           all receivables, claims or causes of action that relate primarily to any of the Excluded Assets or the Excluded Liabilities, other than any receivables, claims or causes of action that relate to the Contracts set forth on Section 1.2(k) of the Seller Disclosure Schedule;

(l)            any assets set forth on Section 1.2(l) of the Seller Disclosure Schedule;

(m)          all leases, subleases or Contracts under which Sellers occupy any real property;

(n)           all intercompany accounts receivable as to which any of the Sellers is an obligor or is otherwise responsible or liable and which are owed or payable to any of the Sellers; and

(o)           all Contracts that are disclosed or required to be disclosed pursuant to Section 3.8 hereof.

Section 1.3.           Assumed Liabilities.  On the terms and subject to the conditions set forth in this Agreement, at the Closing, in consideration for the sale, assignment, conveyance, transfer and delivery of the Acquired Assets to the Purchaser, the Purchaser shall assume from the Sellers and agree to pay, perform and discharge, when due, in accordance with their respective terms and subject to the respective conditions thereof, only the following liabilities and obligations (of any nature or kind, and whether based in common law or statute or arising under written Contract or otherwise, known or unknown, fixed or contingent, accrued or unaccrued, liquidated or unliquidated, asserted or unasserted) of the Sellers (collectively, the “Assumed Liabilities”):

(a)           except as expressly set forth herein, all liabilities and obligations arising from the ownership, possession or use of the Acquired Assets and the operation of the Business, in each case from and after the Closing, it being understood that liabilities and obligations arising from the ownership, possession or use of the Acquired Assets or the operation of the Business prior to the Closing (including the sale of Products by the Sellers and their Affiliates prior to the Closing) other than Cure Costs  shall not constitute Assumed Liabilities regardless of when the obligation to pay such liabilities and obligations arises;

(b)           all liabilities and obligations arising under the Assigned Contracts, arising after the Closing (other than Cure Costs);

(c)           all Cure Costs;

(d)           (i) all current accounts payable (and excluding any noncurrent accounts payable) as to which any of the Sellers is responsible or liable and which are owed by any of the Sellers as of the Closing, in each case to the extent such amounts are in respect of (1) manufacturing costs related to Inventory, but excluding any payables related to API (including related to any purchases of API pursuant to Section 5.23) which shall be deemed to be a Cure Cost, or (2) accrued liabilities as of the Closing Date for research and development related to the Products up to $312,000 and (ii) all claims related to or arising from rebates, coupon programs, chargebacks and credits;

(e)           any liability in respect of royalty payments that initially become due and payable after the Closing Date and are due to third parties arising with respect to sales occurring before the Closing;

(f)            claims related to or arising from returns or expirations of the Products to the extent arising after the Closing;

(g)           all liabilities and obligations relating to the employment or termination of the Transferred Employees, solely to the extent arising after the Closing.

The transactions contemplated by this Agreement shall in no way expand the rights or remedies of any third party against the Purchaser or Sellers as compared to the rights and remedies that such third party would have had against Sellers absent the Chapter 11 Case had the Purchaser not assumed such Assumed Liabilities.

Section 1.4.           Excluded Liabilities.  Notwithstanding anything contained in this Agreement to the contrary, none of BH, the Purchaser or any Affiliate of either of the foregoing shall assume, be obligated to assume, be deemed to have assumed, or be obliged to pay, perform or otherwise discharge, and the Sellers shall be solely and exclusively liable with respect to, any liabilities or obligations (of any nature, and whether based in common law or statute or arising under written Contract or otherwise, known or unknown, fixed or contingent, accrued or unaccrued, liquidated or unliquidated, asserted or unasserted) of the Sellers and any Affiliate thereof other than the Assumed Liabilities (such liabilities and obligations other than Assumed Liabilities, the “Excluded Liabilities”).  Without limiting the foregoing, BH and the Purchaser do not (nor do any of their Affiliates) assume or agree to pay, perform or otherwise discharge the liabilities or obligations (whether known or unknown, fixed or contingent, accrued or unaccrued, liquidated or unliquidated, asserted or unasserted) of the Sellers or their Affiliates with respect to, arising out of or relating to, the following Excluded Liabilities:

(a)           except as expressly set forth in Sections 1.3(d) and 1.3(e), and other than the Cure Costs, any liability arising out of facts or circumstances in existence prior to the Closing and from or related to any breach, default under, failure to perform, torts related to the performance of, violations of Law, infringements or indemnities under, guaranties pursuant to and overcharges, underpayments or penalties on the part of the Sellers or any of their Affiliates under any Contract, agreement, arrangement or understanding to which any Seller or any of its Affiliates is a party prior to the Closing;

(b)           other than the Cure Costs, any liability arising from or related to any Action against any Seller or its Affiliates, or related to the Business, the Acquired Assets or the Assumed Liabilities, pending or threatened or based on facts, actions, omissions, circumstances or conditions existing, occurring or accruing prior to the Closing Date even if instituted after the Closing Date;

(c)           except as set forth in Sections 1.3(b), 1.3(c), 1.3(d) and 1.3(e), any liability arising from or related to the operation of the Business or any of the Sellers’ products or services, or the operation or condition of the Acquired Assets or the Assumed Liabilities prior to the Closing or facts, actions, omissions, circumstances or conditions existing, occurring or accruing prior to the Closing;

(d)           all Indebtedness of the Sellers (other than obligations with respect to capitalized leases that are Assigned Contracts);

(e)           all guarantees of third-party Indebtedness made by the Sellers and reimbursement obligations to guarantors of the Sellers’ obligations or under letters of credit or other similar agreements or instruments;

(f)            all liabilities or obligations arising out of or related to the matters set forth on Section 1.4(f) of the Seller Disclosure Schedule;

(g)           all liabilities or obligations to any current or former owner of capital stock or other equity interests of the Sellers or any securities convertible into, exchangeable or exercisable for shares of capital stock or other equity interests of the Sellers, any current or former holder of indebtedness for borrowed money of the Sellers or, in respect of obligations for indemnification or advancement of expenses, any current or former officer or director of the Sellers;

(h)           all drafts or checks outstanding at the Closing under which the Sellers are obligated;

(i)            all liabilities or obligations of the Sellers under futures contracts, options on futures, swap agreements or forward sale agreements;

(j)            all liabilities for or in respect of Excluded Taxes;

(k)           all liabilities and obligations relating to (i) the Benefit Plans (whether arising prior to, on or after the Closing Date) or (ii) the employment or termination of any current or former employee of the Sellers (including any Transferred Employees), and including any current, threatened or potential claims for compensation or benefits, in each such case, to the extent related to employment with the Sellers or termination thereof, whether arising prior to, on or after the Closing Date;

(l)            all fees, charges, expenditures, expenses, costs and other payments incurred or otherwise payable by any of the Sellers or their respective affiliates, or for which any of the Sellers or their respective affiliates is liable, in connection with in connection with the administration of the Chapter 11 Case or the negotiation, execution and consummation of the transactions contemplated by this Agreement or any Ancillary Document (including any preparation for a transaction process, bankruptcy process, any sale process involving other potential buyers or any contemplated public offering or financing), including the fees and expenses of financial advisors, accountants, legal counsel, consultants, brokers and other advisors with respect thereto, whether incurred, accrued or payable on or prior to or after the date of this Agreement or the Closing Date;

(m)          all liabilities or obligations to the extent relating to the ownership, possession or use of the Excluded Assets;

(n)           all liabilities or obligations (x) under Environmental Laws to the extent relating to (i) facts, actions, omissions, circumstances or conditions existing, occurring or accruing, or noncompliance with or violations of Environmental Laws by the Sellers, on or before the Closing Date, (ii) the transportation, off-site storage or off-site disposal of any Hazardous Substances generated by or on behalf of the Sellers on or before the Closing Date or (iii) real property not acquired under this Agreement, including any real property formerly owned, operated or leased by Sellers prior to the Closing Date and (y) for toxic torts arising as a result of or in connection with loss of life or injury to Persons (whether or not such loss or injury  was made manifest on or after the Closing Date);

(o)           any liability relating to any Product that is or has been manufactured, tested, distributed, held or marketed by or on behalf of any Seller arising from any recall, withdrawal or suspension (whether voluntarily or otherwise), except to the extent that such recall, withdrawal or suspension results from Purchaser’s operation of the Business or the Acquired Assets following the Closing; and

(p)           all intercompany accounts payable, liabilities and obligations that are owed or payable to any Seller as to which any Seller is an obligor or is otherwise responsible or liable.

Section 1.5.           Assignment of Assigned Contracts.

(a)           Section 1.5(a) of the Seller Disclosure Schedule sets forth with respect to each Contract of the Sellers, the Sellers’ good-faith estimate of the amount required to be paid with respect to each Contract to cure all monetary defaults under such Contract to the extent required by Section 365(b) and otherwise satisfy all requirements imposed by Section 365(d) of the Bankruptcy Code (the actual amount of such costs with respect to the Assigned Contracts, the “Cure Costs”).  Prior to the Sale Hearing, the Sellers shall commence appropriate proceedings before the Bankruptcy Court and otherwise take all reasonably necessary actions in order to determine the Cure Costs with respect to any Assigned Contract entered into prior to the Petition Date, including, the right (subject to Section 5.1 hereof) to negotiate in good faith and litigate, if necessary, with any Contract counterparty the Cure Costs needed to cure all monetary defaults under such Assigned Contract.  Notwithstanding the foregoing, prior to the Designation Deadline, the Purchaser may identify any Assigned Contract that the Purchaser no longer desires to have assigned to it in accordance with Section 1.5(e).

(b)           To the maximum extent permitted by the Bankruptcy Code and subject to the other provisions of this Section 1.5, on the Closing Date, the Sellers shall assign the Assigned Contracts pursuant to Section 365 of the Bankruptcy Code and the Sale Order, subject to the provision of adequate assurance by the Purchaser as may be required under Section 365 of the Bankruptcy Code and payment by the Purchaser of the Cure Costs, in respect of the Assigned Contracts.

(c)           To the maximum extent permitted by the Bankruptcy Code and subject to the other provisions of this Section 1.5, the Sellers shall assume and transfer and assign all of the Acquired Assets to the Purchaser and the Purchaser shall assume all of the Acquired Assets from the Sellers, as of the Closing Date, pursuant to Sections 363 and 365 of the Bankruptcy Code.  Notwithstanding any other provision of this Agreement or in any Ancillary Document to the contrary, this Agreement shall not constitute an agreement to assign any asset or any right thereunder if an attempted assignment without the consent of a third party, which consent has not been obtained prior to the Closing (after giving effect to the Sale Order and the Bankruptcy Code), would constitute a breach or in any way adversely affect the rights of the Purchaser or the Sellers thereunder.

(d)           Notwithstanding anything in this Agreement to the contrary, to the extent that the sale, transfer, assignment, conveyance or delivery or attempted sale, transfer, assignment, conveyance or delivery to the Purchaser of any asset that would be an Acquired Asset or any claim or right or any benefit arising thereunder or resulting therefrom is prohibited by any applicable Law or would require any consent from any Governmental Entity or any other third party and such consents shall not have been obtained prior to the Closing (after giving effect to the Sale Order and the Bankruptcy Code), the Closing shall proceed without any reduction in Purchase Price without the sale, transfer, assignment, conveyance or delivery of such asset unless there is a failure of one or more of the conditions set forth in Article VI; in which case, the Closing shall proceed only if each failed condition is waived by the party entitled to the benefit thereof.  In the event that any failed condition is waived and the Closing proceeds without the transfer or assignment of any such asset, then following the Closing, each of the Purchaser and each of the Sellers shall use its reasonable best efforts, subject to any approval of the Bankruptcy Court that may be required, and shall cooperate with the other parties, to obtain such consent as promptly as practicable following the Closing.  Pending the receipt of such consent, the parties shall, subject to any approval of the Bankruptcy Court that may be required, reasonably cooperate with each other to provide the Purchaser with all of the benefits of use of such asset.  Once consent for the sale, transfer, assignment, conveyance or delivery of any such asset not sold, transferred, assigned, conveyed or delivered at the Closing is obtained, the Sellers shall promptly transfer, assign, convey and deliver such asset to the Purchaser.  To the extent that any such asset cannot be transferred or the full benefits or use of any such asset cannot be provided to the Purchaser, then as promptly as practicable following the Closing, the Purchaser and the Sellers shall enter into such arrangements (including subleasing, sublicensing or subcontracting), and shall reasonably cooperate with each other to provide the Purchaser with all of the benefits of use of such asset.  The Sellers shall hold in trust for, and pay to the Purchaser, promptly upon receipt thereof, all income, proceeds and other monies received by the Sellers derived from their use of any asset that would be an Acquired Asset in connection with the arrangements under this Section 1.5(d).  The parties agree to treat any asset the benefits of which are transferred pursuant to this Section 1.5(d) as having been sold to Purchaser for Tax purposes to the extent permitted by Law.  Each of the Sellers and Purchaser agrees to notify the other parties promptly in writing if it determines that such treatment (to the extent consistent with the relevant arrangement agreed to by such Seller and Purchaser pursuant to this Section 1.5(d)) is not permitted for Tax purposes under applicable Law.  Where such treatment is not so permitted, and subject to the terms of any relevant arrangement agreed to by Sellers and Purchaser pursuant to this Section 1.5(d) (and without duplication of any such Taxes economically borne by Purchaser or any of its Affiliates pursuant thereto), Purchaser shall indemnify and hold harmless the applicable Seller for any Taxes imposed on such Seller or any of its Affiliates with respect to any such Acquired Asset for any Post-Closing Tax Period (determined on a “with and without” basis).

(e)           Notwithstanding anything in this Agreement to the contrary, the Purchaser may, in its sole and absolute discretion, amend or revise Section 1.1(c) of the Seller Disclosure Schedule setting forth the Assigned Contracts, in order to add any Contract to, or eliminate any Contract from, such schedule at any time during the period commencing from the date hereof and ending at the end of the Auction (or if no Auction occurs, the date that is two (2) Business Days before the commencement of the Sale Hearing) (the “Designation Deadline”).  Automatically upon the addition of any Contract to Section 1.1(c) of the Seller Disclosure Schedule, it shall be an Assigned Contract for all purposes of this Agreement.  Automatically upon the removal of any Contract from Section 1.1(c) of the Seller Disclosure Schedule it shall be an Excluded Asset for all purposes of this Agreement, and no liabilities arising thereunder shall be assumed or borne by the Purchaser.

Section 1.6.           Purchase Price; Deposit Funds.

(a)           In consideration for the Acquired Assets, the Purchaser shall, in addition to the assumption of the Assumed Liabilities by the Purchaser, pay the following amounts (the “Purchase Price”):

(i)            (x) one hundred eighty five million five hundred fifty thousand dollars ($185,550,000) in cash, minus (y) the Cure Costs Deduction, minus (z) the GTN Adjustment Amount (the “Cash Consideration”), net of any Deposit Funds paid to the Parent at the Closing pursuant to Section 1.6(b)(i), which Cash Consideration shall be paid to the Parent on behalf of the Sellers at the Closing; and

(ii)           an amount in cash (the “Severance Consideration”) to the Parent on behalf of the Sellers equal to the lesser of (x) fourteen million four hundred fifty thousand dollars ($14,450,000) and (y) the amount of severance obligations (inclusive, for the avoidance of doubt, of any payments and benefits in respect of any notice periods under the Worker Adjustment and Retraining Notification Act (and any similar state or local Law) (all such laws collectively, the “WARN Acts”) and any other termination benefits), plus any employer portion of payroll taxes due in respect of such obligations and benefits, that are both (A) payable to any employee of the Sellers who either (1) is an “Eligible Employee” under the severance pay plan of the Parent on the Closing Date and has not received on or before the third (3rd) Business Day following the Auction an offer from BH or its Affiliate for employment commencing on the Closing Date that meets the requirements set forth in Section 5.14, (2) is an “Eligible Employee” under the severance pay plan of the Parent on the Closing Date, is a Relocation Employee and has received, prior to the Closing Date, and rejected (including by not performing services for BH or its Affiliates as of the Closing Date) an offer from BH or its Affiliate for employment commencing on the Closing Date that meets the requirements set forth in Section 5.14 or (3) is a WARN Relocation Employee and has received, prior to the Closing Date, and rejected (including by not performing services for BH or its Affiliates as of the Closing Date) an offer from BH or its Affiliate for employment commencing on the Closing Date that meets the requirements set forth in Section 5.14, and (B) administrative expenses in the Chapter 11 Case pursuant to Sections 503(b)(1) and 507(a)(2) of the Bankruptcy Code; provided, however, that in the event that the Sellers are not authorized to pay severance to employees at the Closing pursuant to the Sale Order, the Purchaser shall instead deposit the Severance Consideration into an escrow account for the benefit of the employees entitled thereto, to be paid to such employees upon the earlier of (X) the Sellers’ emergence from bankruptcy or (Y) Bankruptcy Court approval, with any remaining unused funds being remitted to the Purchaser following payment of all severance obligations.

If the Closing shall occur, at the Closing, the Purchaser and the Parent shall provide joint written instructions, executed by their respective authorized representatives under the Escrow Agreement, to the Escrow Agent that instruct the Escrow Agent to release the Deposit Funds to the Parent on the Closing Date.  The Deposit Funds received by the Parent shall be applied at the Closing toward the payment of the Cash Consideration portion of the Purchase Price.

(b)           Within three (3) Business Days of the entry of the Bidding Procedures Order, subject to the execution of an escrow agreement reasonably acceptable to the Sellers and the Purchaser (the “Escrow Agreement”), with an escrow agent reasonably acceptable to the Sellers and the Purchaser (the “Escrow Agent”), the Purchaser shall deposit into escrow with the Escrow Agent an amount equal to eighteen million five hundred thousand dollars ($18,500,000) (such amount, together with all interest and other earnings accrued thereon, the “Deposit Funds”), by wire transfer of immediately available funds pursuant to the terms of the Escrow Agreement.  The Deposit Funds shall be released by the Escrow Agent and delivered to either (x) the Purchaser or (y) the Parent on behalf of the Sellers, as follows:

(i)            if the Closing shall occur, the Deposit Funds shall be applied towards the portion of the Purchase Price payable by Purchaser to the Parent pursuant to Section 1.6(a)(i) hereof;

(ii)           if this Agreement is terminated by the Sellers (A) pursuant to Section 7.1(b)(iii) or (B) pursuant to Section 7.1(a) in any circumstance where the Purchaser is not entitled to terminate pursuant to Section 7.1(a) because the failure of the Closing to occur results from the failure of the Purchaser to materially perform its obligations under Section 5.3 required to be performed by it at or prior to the Closing, in each case unless at the time of such termination the Purchaser would have been entitled to terminate this Agreement and has given prior written notice to the Sellers of such claimed right, then the Deposit Funds shall be delivered to the Parent; or

(iii)          if this Agreement is terminated other than in a manner provided by Section 1.6(b)(ii), the Deposit Funds shall be delivered to the Purchaser.

Section 1.7.           Withholding.  Notwithstanding anything to the contrary in this Agreement, BH and the Purchaser shall be entitled to deduct and withhold from any consideration payable hereunder such amounts as are required to be deducted and withheld with respect thereto under the Code or any other Tax Law.  To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made.  Notwithstanding the foregoing, the Purchaser shall consult with the Sellers in good faith prior to withholding any amounts payable to the Sellers promptly, and in any event no later than five (5) Business Days prior to the Closing Date, notify the Sellers in writing if the Purchaser determines that any withholding or deduction is required under the Code or any applicable Law with respect to any portion of payment to the Sellers, and provide the Sellers with reasonable opportunity to provide such forms or other evidence that would eliminate or reduce any such required deduction or withholding.  The Purchaser further acknowledges that no such deduction or withholding in respect of Taxes is anticipated as of the date hereof.

Section 1.8.           Designation Rights.  Notwithstanding anything in this Agreement to the contrary, the Purchaser reserves the right to designate any asset as an Acquired Asset or Excluded Asset under this Agreement by the Designation Deadline, and (x) automatically upon the addition of any asset to Section 1.1(a)-(p) of the Seller Disclosure Schedule prior to the Designation Deadline, such asset shall be an Acquired Asset for all purposes of this Agreement, and (y) automatically upon the addition of any asset to Section 1.2(a)-(o) of the Seller Disclosure Schedule prior to the Designation Deadline, such asset shall be an Excluded Asset for all purposes of this Agreement.

Section 1.9.           Purchase Price Allocation.  The parties agree to allocate for Tax purposes (and, as applicable, to cause their respective Affiliates to allocate for Tax purposes) the Purchase Price (as adjusted to take into account any payments pursuant to Section 1.10 as applicable) and any other amounts treated as additional consideration for Tax purposes among the Acquired Assets in accordance with the following procedures and, to the extent applicable, in accordance with Section 1060 of the Code, the Treasury Regulations promulgated thereunder.  The parties agree that no more than $45,000,000 will be allocated to those certain licensing, development, and commercialization agreements with Cipher Pharmaceuticals, Inc. and Shandong Luoxin Pharmaceutical Group Stock Co., Ltd. and other Intellectual Property located outside of the United States (the “Non-US Asset Allocation”).  Within ninety (90) days after the Closing Date, BH shall deliver to Parent a proposed allocation of the Purchase Price (as adjusted to take into account any payments pursuant to Section 1.10 as applicable) and any other amounts treated as additional consideration for Tax purposes as of the Closing Date (the “Purchaser’s Allocation”).  No later than thirty (30) days following the delivery of the Purchaser’s Allocation, Parent may deliver to BH a statement setting forth in reasonable detail any objections thereto, the basis for such objections, and Parent’s proposed allocation (“Sellers’ Allocation Notice”).  If Parent timely delivers to BH a Sellers’ Allocation Notice, Parent and BH shall, during the twenty (20) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts.  The Purchaser’s Allocation, if no Sellers’ Allocation Notice is timely delivered, or as adjusted pursuant to any agreement between the Parent and BH during the twenty (20)-day period following the timely delivery of Sellers’ Allocation Notice (the “Allocation”) shall be final and binding on the parties; provided, that if Sellers’ Allocation Notice is timely delivered and Parent and BH are unable to reach agreement within such twenty (20)-day period, they shall not be required to reach agreement, and each party shall file its respective Tax Returns in accordance with such allocation as it determines to be correct and consistent with applicable Law.  If an Allocation is determined pursuant to the foregoing provisions of this Section 1.9, each of the parties (a) shall (and shall cause its Affiliates to) prepare and file all Tax Returns (and Internal Revenue Service Forms 8594) in a manner consistent with the Allocation and (b) shall not (and shall cause its Affiliates not to) take any position on any Tax Return or in connection with any Tax proceeding inconsistent with the Allocation, in each case, except to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of applicable state, local or non-U.S. Law).

Section 1.10.         GTN Receivables.  No later than five (5) Business Days prior to the anticipated Closing Date, the Sellers shall provide the Purchaser with their good faith estimate of GTN Receivables as of the Closing. The parties shall cooperate in good faith to resolve any dispute regarding such estimate, and shall work to update such estimate to arrive at a final and agreed calculation of GTN Receivables as of the Closing Date.  In the event that the parties fail to reach agreement as to such final calculation as of the Closing Date, the amount of Cash Consideration payable at Closing shall be calculated using the Purchaser’s good faith calculation of GTN Receivables and the parties shall submit the dispute as expeditiously as practicable (and in any event within thirty (30) days) to a mutually agreeable, nationally recognized accounting firm for resolution, the costs and fees relating to which shall be borne fifty percent (50%) by the Sellers and fifty percent (50%) by the Purchaser.  In the event that such accounting firm’s final calculation of GTN Receivables differs from the amount used in calculation of Cash Consideration pursuant to the preceding sentence, the Sellers or the Purchaser, as applicable, shall make prompt payment to the other in the amount of such difference, which shall be deemed for all purposes hereof to be an adjustment to the Purchase Price.

ARTICLE II

THE CLOSING

Section 2.1.           Closing.  Upon the terms and subject to the conditions hereof, the closing of the sale of the Acquired Assets and the assumption of the Assumed Liabilities contemplated hereby (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 10:00 a.m. local time as soon as possible (and in any event within two (2) Business Days) after the conditions set forth in Article VI shall have been satisfied or (if permissible) waived (except for such conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or (if permissible) waiver thereof at the Closing), or at such time, date and place as the parties hereto may mutually agree (the date of the Closing being herein referred to as the “Closing Date”).  For financial, accounting and economic purposes, including risk of loss, and for all other purposes under this Agreement, upon the occurrence of the Closing, the Closing shall be deemed to have occurred at 12:01 a.m., New York City time, on the Closing Date.

Section 2.2.           Deliveries at the Closing.

(a)           At the Closing, the Sellers shall deliver to the Purchaser:

(i)            a duly executed bill of sale substantially in the form of Exhibit B attached hereto (the “Bill of Sale”), transferring the Acquired Assets to the Purchaser;

(ii)           the Acquired Assets by making the Acquired Assets available to the Purchaser at their present location;

(iii)          the assignment and assumption agreement to be entered into between the Sellers and the Purchaser substantially in the form of Exhibit C attached hereto (the “Assignment and Assumption Agreement”), duly executed by the Sellers;

(iv)          assignments of the Seller Intellectual Property, including the Seller Registered Intellectual Property, substantially in the forms of Exhibit D attached hereto (the “Intellectual Property Assignment Agreements”), duly executed by the Sellers;

(v)           a certificate duly executed by each Seller and dated as of the Closing Date, in the form prescribed under Treasury Regulations Section 1.1445-2(b) and reasonably acceptable to the Purchaser, that such Seller is not a foreign person within the meaning of Section 1445(f)(3) of the Code;

(vi)          the certificates described in Section 6.3(f);

(vii)         [reserved;]

(viii)        a copy of the Sale Order entered by the Bankruptcy Court; and

(ix)          such other documents reasonably satisfactory to the Purchaser as the Purchaser may reasonably request in writing no later than three (3) Business Days prior to the Closing Date in order to give effect to the Acquisition.

(b)           At the Closing, BH or the Purchaser shall deliver to the Sellers:

(i)            the Cash Consideration (including any portion of the Purchase Price to be paid by release of the Deposit Funds to the Sellers) and the Severance Consideration by wire transfer of immediately available funds to an account or accounts designated by the Sellers;

(ii)           the Assignment and Assumption Agreement duly executed by the Purchaser (and/or its designated Affiliate or Affiliates);

(iii)          the Intellectual Property Assignment Agreements, duly executed by the Purchaser (and/or its designated Affiliate or Affiliates);

(iv)          the certificate(s) described in Section 6.2(d);

(v)           the Bill of Sale, duly executed by the Purchaser (and/or its designated Affiliate or Affiliates);

(vi)          evidence of the payment of all Cure Costs to the applicable Assigned Contract counterparties; and

(vii)         such other documents reasonably satisfactory to the Sellers as the Sellers may reasonably request in writing no later than three (3) Business Days prior to the Closing Date in order to give effect to the Acquisition.

(c)           At the Closing, each of the Parent and the Purchaser shall deliver to the Escrow Agent, the joint written instructions contemplated by Section 1.6(b)(i), duly executed by the Parent and the Purchaser.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as disclosed in (x) the Parent SEC Documents publicly available prior to the date hereof (but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature) or (y) the applicable section of the disclosure schedule delivered by the Sellers to BH and the Purchaser immediately prior to the execution of the Original Asset Purchase Agreement (the “Seller Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Seller Disclosure Schedule shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article III for which it is reasonably apparent on its face that such information is relevant to such other section), the Sellers represent and warrant to BH and the Purchaser, solely with respect to the Business, the Acquired Assets and the Assumed Liabilities, as follows:

Section 3.1.           Qualification, Organization, Subsidiaries, etc.  Each Seller is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.  Each Seller is qualified to do business and is in good standing (with respect to jurisdictions that recognize such concept) as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  The Sellers have made available to BH and the Purchaser a complete and accurate copy of the organizational documents of each Seller as in effect on the date hereof.  None of the Sellers is in violation of any of the provisions of its certificate of incorporation and bylaws (or equivalent organizational documents), in each case, except for violations that have not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Synergy Advanced Pharmaceuticals, Inc. (a) is the sole Subsidiary of the Parent and (b) does not have any Subsidiaries.

Section 3.2.           Authority of the Sellers.  Each Seller has all requisite corporate power and authority to execute and deliver and, subject to the entry and effectiveness of the Bidding Procedures Order and Sale Order, to perform its obligations under this Agreement and each of the Ancillary Documents to which each such Seller is a party.  The execution, delivery and performance of this Agreement and such Ancillary Documents by each Seller and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite corporate action of such Seller, including with respect to the Parent, by the Parent Board of Directors, and no other corporate proceedings (pursuant to any Seller’s organizational documents or otherwise) on the part of any Seller is necessary to authorize the consummation of, and to consummate, the transactions contemplated hereby and thereby.  Subject to the entry and effectiveness of the Bidding Procedures Order and Sale Order, this Agreement and each such Ancillary Document have been duly and validly executed and delivered by each Seller, and, assuming the due authorization, execution and delivery of this Agreement and each such Ancillary Document by BH and the Purchaser, as applicable, constitute a valid and binding agreement of each Seller, enforceable against each such Seller in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other Laws affecting creditors’ rights generally from time to time in effect and to general equitable principles (collectively, the “Enforceability Limitations”).

Section 3.3.           Consents and Approvals.  No consent, approval, permit or authorization of, or declaration, filing or registration with, any Governmental Entity is necessary or required to be made or obtained by any Seller or their Affiliates in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents to which a Seller is a party and the consummation of the transactions contemplated hereby and thereby, except in connection with or compliance with (a) any applicable requirements of the Bankruptcy Court, and (b) the

Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), except for such consents, approvals, permits, authorizations, declarations, filings or registrations, which, if not made or obtained, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.4.           No Violations.  Except as described in Sections 3.3 and 4.3, neither the execution, delivery or performance of this Agreement and the Ancillary Documents by the Sellers nor the consummation by the Sellers of the transactions contemplated hereby or thereby will (a) conflict with or result in any violation or breach of any provisions of the certificate of incorporation, bylaws or other organizational documents of any Seller, (b) with or without notice or lapse of time or both, conflict with or result in any breach or violation of or constitute a default or change of control under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under any Contract to which any Seller is a party or by or to which any of their respective properties, rights or assets are bound or subject, (c) result in the creation or imposition of any Encumbrance on any Acquired Asset other than (i) with respect to the execution and delivery of this Agreement, Permitted Pre-Closing Encumbrances and (ii) with respect to the execution and delivery of the Ancillary Documents and with respect to the performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, the Permitted Post-Closing Encumbrances or (d) conflict with or violate any Order or Law applicable to any Seller or their respective properties, rights or assets, except in the case of the foregoing clauses (b), (c) and (d), for breaches, violations, defaults, rights, creations or impositions that (y) have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (z) are excused by or unenforceable as a result of the entry or effectiveness of the Sale Order.

Section 3.5.           Financial Statements; Books and Records.

(a)           The consolidated financial statements (including all related notes and schedules) of the Parent included or incorporated by reference in the Parent SEC Documents (the “Financial Statements”) when filed, complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly present in all material respects the consolidated financial position of the Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments that are not material and the absence of notes) in conformity with GAAP, applied on a consistent basis during the periods involved (except as indicated in the notes thereto including, in the case of the unaudited quarterly financial statements, for normal and recurring year-end adjustments that are not material and for the absence of notes).

(b)           The Parent has established and maintains, and at all times since January 1, 2016 has maintained, disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and which includes policies and procedures that:  (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Parent, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Parent and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Parent that could have a material effect on the financial statements.  Since January 1, 2016, the Parent’s principal executive officer and its principal financial officer have disclosed to the Parent’s auditors and the audit committee of the Parent’s Board of Directors (which disclosure (if any) and significant facts learned during the preparation of such disclosure have been made available to BH and the Purchaser prior to the date hereof) (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting, (ii) any fraud, whether or not material, that involves management or other employees and (iii) any claim or allegation regarding any of the foregoing.  Since January 1, 2016, neither the Parent nor any Subsidiary of the Parent has received any material, unresolved, complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Parent or any Subsidiary of the Parent or their respective internal accounting controls.

(c)           The Books and Records maintained with respect to the Business and used in the preparation of the Financial Statements accurately and fairly reflect, in all material respects, the transactions and the assets and liabilities of the Sellers with respect to the Business.

Section 3.6.           Title to Property; Sufficiency of Assets.

(a)           The Sellers have good and marketable title to, a valid leasehold interest in or all rights to use, all of the Acquired Assets, free and clear of all Encumbrances other than Permitted Pre-Closing Encumbrances.  Upon the entry and effectiveness of the Sale Order, the Sellers will have the power and right to sell, assign, transfer, convey and deliver, as the case may be, to the Purchaser the Acquired Assets, and at the Closing, the Sellers will sell, assign, transfer, convey and deliver to the Purchaser good and marketable title to, or, in the case of personal property leased by the Sellers, a valid leasehold interest in, or all rights to use, the Acquired Assets, free and clear of all Encumbrances other than Permitted Post-Closing Encumbrances.

(b)           After giving effect to Section 1.5(c) and Section 1.5(d), the Acquired Assets together with the Excluded Assets (x) constitute all of the material assets, rights and properties used by the Sellers and their Affiliates in the conduct of the Business, and (y) are sufficient to conduct the Business in all material respects as it is conducted on the date hereof.

Section 3.7.           Absence of Certain Changes.

(a)           From December 31, 2017 through the date hereof:  (i) the Business has been conducted in all material respects in the ordinary course of business consistent with past practice and (ii) none of the Sellers has taken any action that, if taken after the date hereof, would constitute a breach of, or require the consent of BH or the Purchaser under, Section 5.1.

(b)           From December 31, 2017, there has not occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.8.           Brokers or Finders.  Other than Centerview Partners, none of the Sellers has employed or engaged any investment banker, broker or finder who is entitled to any fee or any commission in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.  A true and complete copy of the engagement letter with Centerview Partners has been made available to BH and the Purchaser prior to the date hereof.

Section 3.9.           Litigation.  Except as would not, individually or in the aggregate, have a Material Adverse Effect and except for the Chapter 11 Case, there are no Actions pending or, to the Knowledge of the Sellers, threatened against the Sellers or any of their respective properties, rights or assets by or before, and there are no orders, judgments or decrees of or settlement agreements with, any Governmental Entity.

Section 3.10.         Intellectual Property.

(a)           Section 3.10(a) of the Seller Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each item of Seller Registered Intellectual Property and any Product IP that is Registered Intellectual Property, including the current owner, the jurisdiction in which each item has been registered or filed, the applicable registration, application or serial number or similar identifier, the filing date, and the applicable issuance, registration or grant date.

(b)           The Sellers exclusively own all right, title and interest in and to all Seller Intellectual Property, including all Seller Registered Intellectual Property, free and clear of any Encumbrances, except for Permitted Pre-Closing Encumbrances.  Following the Closing, the Purchaser will exclusively own, all right, title and interest in and to all Seller Intellectual Property, including all Seller Registered Intellectual Property, free and clear of any Encumbrances, except for Permitted Post-Closing Encumbrances.  Without limiting the generality of the foregoing, all Seller Intellectual Property is fully transferable, alienable and licensable by the Sellers, and following the Closing, will be fully transferable, alienable and licensable by the Purchaser without restriction and without payment of any kind to any third party.  No Seller Intellectual Property, or to the Knowledge of the Sellers, Product IP, is or was subject to any Action or settlement agreement that restricts in any material respect the use, provision, transfer, assignment or licensing thereof, as the case may be, by any Seller or that may affect the validity, ownership, use or enforceability of any material Seller Intellectual Property or, to the Knowledge of the Sellers, material Product IP.  Each item of Seller Registered Intellectual Property is subsisting, and to the Knowledge of the Sellers, not unenforceable or invalid.

(c)           No Seller is a party to or has initiated or threatened in writing any Action that challenges the legality, validity, enforceability, registration, use or ownership of a third party’s Intellectual Property.

(d)           No Seller has granted or transferred (or is obligated to grant or transfer) to any Person or is obligated to permit any Person to retain an ownership interest, including any joint ownership interest, or any exclusive rights in any Intellectual Property that is or was material Seller Intellectual Property.

(e)           No Actions are pending or, to the Knowledge of the Sellers, threatened against any Seller alleging that any Seller is infringing, misappropriating, diluting or otherwise violating the Intellectual Property of any Person.  Neither the operation of the Business, nor any Product (i) infringes or misappropriates (or has in the past infringed or misappropriated to the extent there is any current liability therefor or a liability is reasonably expected to arise) any Intellectual Property of any Person and (ii) following the Closing will (when conducted in substantially the same manner by the Purchaser), infringe or misappropriate any Intellectual Property of any Person, in each case except as would not result in any material liability to any of the Sellers.  Since January 1, 2016, no Seller has received any written offer to license or notice from any Person that would reasonably be construed to be claiming that the operation of the Business, or any Product, conflicts with, infringes or misappropriates any Intellectual Property of any Person or constitutes unfair competition or trade practices under the Laws of any jurisdiction.

(f)            Since January 1, 2016, no Seller has brought, or threatened in writing to bring, any Action against a third party alleging infringement or misappropriation of any material Seller Intellectual Property.

(g)           In each case in which a Seller has engaged or hired an employee, consultant or contractor (whether current or former) for the purpose of developing or creating any material Intellectual Property, such Seller has obtained an assignment or transfer of all such Intellectual Property to such Seller or otherwise is the owner of such Intellectual Property by operation of Law.  Each Seller has taken commercially reasonable actions to maintain and protect Trade Secrets in its possession that are material Intellectual Property of the Sellers or any third party.  To the Knowledge of the Sellers, there has been no unauthorized disclosure of any Trade Secrets that are material Seller Intellectual Property.

(h)           Section 3.10(h) of the Seller Disclosure Schedule sets forth a true and complete list of all Contracts that grant any Seller a license (including covenants not to sue), ownership rights, or other rights in or to (1) any material Product IP or (2) any other Intellectual Property or technology (including any software) owned by a third party that is material to the operation of the Business, other than Ordinary Course Licenses.  Section 3.10(h)  of the Seller Disclosure Schedule sets forth a true and complete list of all material Contracts to which any Seller is a party under which such Seller grants any third party a license (including covenants not to sue) or other rights in or to any material Seller Intellectual Property, other than non-exclusive licenses pursuant to written agreements entered into in the ordinary course of business consistent with past practice (the foregoing, together with the Ordinary Course Licenses, the “IP Contracts”).

(i)            The consummation of the transactions contemplated hereby will not result in (i) a material breach, violation, modification, cancellation, termination, or suspension of any rights under the IP Contracts set forth on Section 6.3(c) of the Seller Disclosure Schedule, (ii) the

grant of (or requirement to grant) any material license, covenant not to assert, release, agreement not to enforce or prosecute, or other immunity to any Seller Intellectual Property (or any Intellectual Property of BH or the Purchaser) to any Person, or (iii) BH or the Purchaser being obligated to pay any material royalties, or other material amounts, to any third party in excess of those payable by, or required to be offered by, any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby.

(j)            All IP Contracts set forth on Section 6.3(c) of the Seller Disclosure Schedule are fully transferable and assumable by Purchaser pursuant to the transactions contemplated hereby and shall remain in full force and effect following the Closing in accordance with their terms, and, as of immediately after the Closing, the Purchaser will be entitled to exercise all of the Sellers’ rights under all IP Contracts to the same extent as prior to the Closing.

Section 3.11.         Privacy and Data Protection.

(a)           Since January 1, 2016, each Seller’s receipt, collection, maintenance, transmission, use, analysis, disclosure, storage and disposal of Protected Information and, to the Knowledge of Sellers, any such activities performed by authorized third parties on such Seller’s behalf, has complied in all material respects with (i) applicable Information Privacy and Security Laws and (ii) all applicable policies and procedures (which meet or exceed applicable industry standards) adopted by the Sellers relating to Protected Information, including the Privacy Statements.  The Sellers have executed Business Associate Agreements (as such agreements are defined in HIPAA) with any Business Associate (as defined in HIPAA), in compliance with HIPAA.  The Sellers have obtained all material consents and authorizations necessary to receive, access, use and disclose the Protected Information in their possession or under their control in connection with the operation of the Business.  Since January 1, 2016, the Sellers have complied in all material respects with their published privacy policies as in effect from time to time.

(b)           Since January 1, 2016, there has been no material data security breach or unauthorized access to, as the case may be, any of Seller’s material systems, networks or information technology that transmits or maintains Protected Information or other incidents involving the unauthorized access, acquisition, use or disclosure of any Protected Information, owned, used, maintained or controlled by a Seller, including any such unauthorized access, acquisition, use or disclosure of Protected Information that would, to the Knowledge of the Sellers, constitute a breach for which notification to individuals and/or Governmental Entities is required under any applicable Information Privacy and Security Laws or Contracts to which any Seller is a party.  To the Knowledge of the Sellers, none of the Sellers’ vendors, suppliers and subcontractors, or the Sellers, have (i) suffered any breach that has resulted in any unauthorized access to, use of, disclosure of or other loss of any Protected Information, (ii) materially breached any Contracts with any Seller relating to Protected Information or (iii) materially violated any Information Privacy and Security Laws.

(c)           Since January 1, 2016, the Sellers have implemented and maintained a written information security program reasonably designed to (i) identify and address material internal and external risks to the security of any proprietary or confidential information in its possession, including Protected Information, (ii) implement administrative, technical and physical safeguards to control such risks and (iii) maintain notification procedures in compliance with applicable Information Privacy and Security Laws in the case of any applicable breach of security compromising data containing Protected Information.  The Sellers have made available to BH and the Purchaser true and complete copies of all currently effective privacy policies under which any Seller collects, uses or stores any Protected Information.

(d)           Since January 1, 2016, no Person has (i) provided a written notice or audit request to any Seller, (ii) made any written claim against any Seller or (iii) to the Knowledge of the Sellers, commenced any Action against any Seller or any party acting on behalf of a Seller, in each case, with respect to (A) any alleged violation of Information Privacy and Security Laws by any Seller or any authorized third party acting on any Seller’s behalf or (B) any of the Sellers’ privacy or data security practices, including any loss, damage or unauthorized access, acquisition, use, disclosure, modification or other misuse of any Protected Information maintained by or on behalf of any of the Sellers.  No Person has provided a complaint (written or otherwise) to a Seller, nor, to the Knowledge of the Sellers, to any third party, regarding the improper disclosure of Protected Health Information (as defined in HIPAA) by any of the Sellers.  Except as has not been and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the execution, delivery, and performance of this Agreement will not cause, constitute, or result in a breach or violation of any contractual obligation of the Sellers relating to Protected Information.

Section 3.12.         Real Property Leases.

(a)           None of the Sellers owns any real property.

(b)           Section 3.12(b) of the Seller Disclosure Schedule sets forth a complete and correct list, as of the date hereof, of each Contract pursuant to which any Seller leases, subleases or occupies any real property (the “Leases”).  Complete and correct copies of the Leases have been made available to BH and the Purchaser prior to the date hereof.  No Seller has subleased, licensed or otherwise granted any Person the right to use or occupy any real property subject to a Lease or any material portion thereof.  Each Lease is valid, binding and in full force and effect, subject to the Enforceability Limitations, and no uncured default of a material nature on the part of any Seller or, to the Knowledge of the Sellers, the landlord thereunder exists with respect to any Lease.  The Sellers have good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable Lease, each real property subject to the Leases.

Section 3.13.         Material Contracts.

(a)           Section 3.13(a) of the Seller Disclosure Schedule contains a complete and correct list, as of the date hereof, of each Contract described below in this Section 3.13(a) under which any Seller has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any Seller is a party or to which any of their respective properties or assets is subject, other than Seller Benefit Plans listed on Section 3.15(a) of the Seller Disclosure Schedule (all Contracts of the type described in this Section 3.13(a), whether or not set forth on Section 3.13(a) of the Seller Disclosure Schedule, being referred to herein as the “Material Contracts”):

(i)            each Contract that limits the freedom of any Seller or any of their respective Affiliates to compete or engage in any line of business or geographic region or with any Person, sell, supply or distribute any product or service or that otherwise has the effect of restricting any Seller or any of their respective Affiliates from the development, marketing or distribution of products and services, in each case, in any geographic area;

(ii)           any partnership, joint venture, strategic alliance, limited liability company agreement or similar Contract;

(iii)          each acquisition or divestiture Contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making by any Seller of future payments in excess of $250,000;

(iv)          each IP Contract (other than Ordinary Course Licenses);

(v)           any settlement or similar Contract (x) with a third party that imposes operational restrictions on the Business or (y) with a Governmental Entity;

(vi)          each Contract not otherwise described in any other subsection of this Section 3.13(a) pursuant to which a Seller is obligated to pay, or entitled to receive, payments in excess of $250,000 in the twelve (12) month period following the date hereof;

(vii)         any Contract that obligates a Seller to make any capital investment or capital expenditure outside the ordinary course of business and in excess of $100,000;

(viii)        each Contract with any (x) Material Customer, (y) Material Supplier with whom the Sellers have spent at least $1,000,000 during the fiscal year ended December 31, 2017, or (z) that is otherwise material to the Sellers or the conduct of the Business;

(ix)          each Contract that grants any right of first refusal or right of first offer or that limits the ability of a Seller or any of their respective Affiliates to own, operate, sell, transfer, pledge or otherwise dispose of any material businesses or material assets;

(x)           each Contract that contains any exclusivity rights or “most favored nations” provisions or minimum use, supply or display requirements that is binding on a Seller;

(xi)          each Lease;

(xii)         each Contract relating to outstanding Indebtedness (or commitments in respect thereof) of a Seller (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $250,000;

(xiii)        each Contract that contains any material indemnification obligations by a Seller;

(xiv)        each Contract involving derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements)

for which the aggregate exposure (or aggregate value) to a Seller is reasonably expected to be in excess of $250,000 or with a notional value in excess of $250,000;

(xv)         any material Contract that relates to the research, development, distribution, marketing (excluding Contracts with agencies that generate advertising, disease awareness or marketing materials), supply or manufacturing of any of the Products; and

(xvi)        any Contract not otherwise described in any other subsection of this Section 3.13(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Parent.

(b)           True and complete copies of each Material Contract in effect as of the date hereof have been made available to BH and the Purchaser or publicly filed with the SEC prior to the date hereof.  No Seller is in breach of or default under the terms of any Material Contract, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  To the Knowledge of the Sellers, as of the date hereof, no other party to any Material Contract is in breach of or default under the terms of any Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Material Contract is a valid, binding and enforceable obligation of the Seller party thereto and, to the Knowledge of the Sellers, of each other party thereto, and is in full force and effect, subject to the Enforceability Limitations.

Section 3.14.         Compliance with Laws; Permits.

(a)           The Sellers are and have been since January 1, 2016 in compliance with and are not in default under or in violation of any Laws (including Environmental Laws and employee benefits and labor Laws) applicable to the Sellers or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)           The Sellers are and since January 1, 2016 have been in possession of all franchises, grants, authorizations, business licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, clearances and orders of any Governmental Entity or pursuant to any applicable Law necessary for the Sellers to own, lease and operate their properties and assets or to carry on their businesses at the relevant time (the “Permits”), except where the failure to have any of the Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Permit and no Seller has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Permit.

(c)           Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Sellers or the conduct of the Business, since January 1, 2015, no Seller, in connection with the Business, or, to the Knowledge of the Sellers, any other third party (including any of the Sellers’ Representatives) acting on behalf of any Seller, has (i) taken any action in violation of any applicable Anti-Corruption Law, (ii) offered, authorized, provided or given any payment or thing of value to any Person for the purpose of influencing any act or decision of such Person to unlawfully obtain or retain business or other advantage or (iii) taken any other action that would constitute an offer to pay, a promise to pay or a payment of money or anything else of value, or an authorization of such offer, promise or payment, directly or indirectly, to any Representative of another company or entity in the course of their business dealings with any Seller, in order to unlawfully induce such Person to act against the interest of his or her employer or principal.

(d)           Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Sellers or the conduct of the Business, since January 1, 2015, no Seller has been subject to any actual, pending, or, to the Knowledge of the Sellers, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary or mandatory disclosures to any Governmental Entity, involving any Seller in any way relating to applicable Anti-Corruption Laws.  The Sellers have established and maintain a compliance program and reasonable internal controls and procedures appropriate to the requirements of applicable Anti-Corruption Laws.

(e)           Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Sellers or the conduct of the Business, since January 1, 2015, the Sellers have at all times conducted their businesses in all respects in accordance with United States economic sanctions Laws administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the Bureau of Industry and Security of the U.S. Department of Commerce (“BIS”) and all other applicable Import Restrictions and Export Controls in any countries in which any of the Sellers conduct business.  Since January 1, 2015, the Sellers have maintained all records required to be maintained in the Sellers’ possession as required under the Import Restrictions and Export Controls.

(f)            Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Sellers or the conduct of the Business, since January 1, 2015, no Seller has sold, exported, reexported, transferred, diverted, or otherwise disposed of any products, or technology to any destination, entity, or Person prohibited by the Laws of the United States or any other country, without obtaining prior authorization from the competent Governmental Entities as required by those Laws.  The Sellers have complied in all material respects with all terms and conditions of any license issued or approved by the Directorate of Defense Trade Controls, BIS, or OFAC that is or has been in force since January 1, 2015.  Since January 1, 2015, except pursuant to valid licenses, the Sellers have not released or disclosed controlled technical data or technology to any foreign national whether in the United States or abroad.

(g)           Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Sellers or the conduct of the Business, neither the Sellers, nor, to the Knowledge of the Sellers, any director, officer, agent, employee or Affiliate of the Sellers:  (x) is, or is owned or controlled by, a Person or entity subject to the sanctions administered by OFAC, BIS or included on the List of Specially Designated Nationals and

Blocked Persons or Foreign Sanctions Evaders, Denied Persons List, Entities List, Debarred Parties List, Excluded Parties List and Terrorism Exclusion List, or any other lists of known or suspected terrorists, terrorist organizations or other prohibited Persons made publicly available or provided to the Sellers by any Governmental Entity (such entities, Persons or organizations collectively, the “Restricted Parties”) or (y) has, since January 1, 2015, conducted any business with or engaged in any transaction or arrangement with or involving, directly or indirectly, any Restricted Parties or countries subject to economic or trade sanctions in violation of applicable Law, or has otherwise been in violation of any such sanctions, restrictions or any similar Law.  No Seller is subject to any pending or, to the Knowledge of the Sellers, threatened action by any Governmental Entity that would restrict its ability to engage in export transactions, bar it from exporting or otherwise limit in any material respect its exporting activities or sales to any Governmental Entity.  No Seller has, since January 1, 2015, received any written notice of material deficiencies in connection with any export controls, trade embargoes or economic sanctions matter from OFAC, BIS or any other Governmental Entity in its compliance efforts nor made any voluntary disclosures to OFAC, BIS or any other Governmental Entity of facts that could result in any material action being taken or any material penalty being imposed by a Governmental Entity against any Seller.

(h)           Subject to the entry of the Bidding Procedures Order and Sale Order, the Sellers have complied in all material respects with all requirements of the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure in connection with obtaining approval of the sale of the Acquired Assets (including the assumption and assignment to the Purchaser of any Assigned Contracts) to the Purchaser pursuant to this Agreement.

Section 3.15.         Employee Benefit Matters.

(a)           Section 3.15(a) of the Seller Disclosure Schedule sets forth a complete and correct list of each material Benefit Plan as of the date hereof.  The Sellers have made available to the Purchaser copies of documents embodying each of the material Benefit Plans.  The Sellers have furnished the Purchaser with the most recent Internal Revenue Service determination or opinion letter issued with respect to each Benefit Plan subject to Section 401(a) of the Code and, to the Knowledge of the Sellers, nothing has occurred since the issuance of each such letter that could reasonably be expected to cause the loss of the tax-qualified status of any such Benefit Plan.

(b)           (i) Each Benefit Plan has been administered in all material respects in accordance with its terms and in compliance with applicable Law; (ii) none of the Benefit Plans promises or provides retiree medical or other retiree welfare benefits to any person except as required by applicable Law; (iii) all material contributions and payments required to be made by the Sellers or any ERISA Affiliate to any Benefit Plan have been paid when due; and (iv) no material Action (other than routine claims for benefits) is currently pending or, to the Knowledge of the Sellers, is currently threatened, against or with respect to any Benefit Plan, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor.

(c)           No Seller or any ERISA Affiliate maintains, sponsors, participates in, or contributes to, or has any obligation to contribute to, or has, since January 1, 2013, ever maintained, sponsored, participated in, contributed to, or been obligated to contribute to, or otherwise incurred any obligation or liability (including any contingent liability) under any “multiemployer plan” (as defined in Section 3(37) of ERISA) or to any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code.  No Seller nor any ERISA Affiliate has any actual or potential withdrawal liability for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.

(d)           The consummation of the Acquisition, whether alone or in combination with any other event, will not (i) entitle any current or former employee of the Sellers or any ERISA Affiliate to severance benefits or any other payment (including unemployment compensation, golden parachute, bonus or benefits) under any Benefit Plan; or (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such current or former employee under any Benefit Plan.  No Benefit Plan includes any obligation to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or Section 409A of the Code.

Section 3.16.         Labor Matters.

(a)           No Seller is a party to, or bound by, any agreement with respect to employees with any labor union or any other employee organization, group or association organized for purposes of collective bargaining.  To the Knowledge of the Sellers, there are, and since January 1, 2015 there have been, no labor union organizing activities with respect to any employees of the Sellers.  As of the date hereof, there is no pending or, to the Knowledge of the Sellers, threatened labor strike, slowdown, lockout or work stoppage involving the Sellers or any of their respective employees, which would, individually or in the aggregate, have a Material Adverse Effect.

(b)           Each Seller is and, during the preceding ninety (90) days, has been, in compliance in all material respects with the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state, local or foreign Law relating to plant closings or mass layoffs.

Section 3.17.         Environmental Matters.  Except for matters that, have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:  (a) each Seller is, and has been since January 1, 2016, in compliance with all applicable Environmental Laws, (b) the Sellers possess all permits and approvals issued pursuant to any applicable Law relating to the protection of the environment or, as such relates to exposure to Hazardous Substances, to health and safety that are required to conduct the Business, and are, and have been since January 1, 2016, in compliance with all such permits and approvals, (c) no releases of Hazardous Substances have occurred at, on, from or under any real property currently or, to the Knowledge of the Sellers, formerly owned or operated by any Seller in a manner that would reasonably be expected to result in a liability under any Environmental Laws, (d) no Seller has received any written claim or notice from any Governmental Entity or other Person alleging that a Seller is or may be in violation of or liable under, any Environmental Law, and (e) no Seller has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances.

Section 3.18.         Healthcare Regulatory Matters.

(a)           Section 3.18(a) of the Seller Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, and the Sellers have made available to the Purchaser true and complete copies of, all Regulatory Authorizations from the FDA, the EMA and all other applicable Regulatory Authorities held by the Sellers relating to the Products and/or necessary to conduct the Business.  All such Regulatory Authorizations are (i) in full force and effect, (ii) validly registered and on file with applicable Regulatory Authorities, (iii) in compliance with all material filing and maintenance requirements, and (iv) in good standing, valid and enforceable.  Each Seller has fulfilled and performed all of its material obligations with respect to such Regulatory Authorizations, and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof.  Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (x) each Seller has filed, maintained or furnished with the applicable Regulatory Authorities all required filings, declarations, listings, registrations, submissions, amendments, modifications, notices and responses to notices, applications and supplemental applications, reports (including all adverse event/experience reports) and other information (collectively, the “Health Care Submissions”) with the FDA, the EMA and all other applicable Regulatory Authorities and (y) all such Health Care Submissions were complete and accurate and in compliance with applicable Health Laws when filed (or were corrected or completed in a subsequent filing).

(b)           (i) Each Seller is in material compliance with all applicable Health Laws that affect the Business, Products, properties, assets and activities of such Seller, (ii) as of the date of this Agreement, no Seller has received any written notice or written communication from any Regulatory Authority (A) withdrawing or placing any of the Products on “clinical hold” or requiring the termination or suspension or investigation of any pre-clinical studies or clinical trials of the Products or (B) alleging any material violation of any Health Law and (iii) there are no investigations (except routine audits), suits, claims, actions or proceedings pending, or to the Knowledge of the Sellers, threatened against any Seller with respect to any of the Products or alleging any violation by a Seller or the Products of any such Health Law.

(c)           All pre-clinical studies and clinical trials conducted or being conducted with respect to the Products by or at the direction of any Seller have been and are being conducted in material compliance with the required experimental protocols, procedures and controls, and all applicable Health Laws and Information Privacy and Security Laws.  No clinical trial conducted by or, on behalf of, any Seller has been terminated or suspended by any Regulatory Authority and no Seller has received any written notification or other written communication from any institutional review board, ethics committee or safety monitoring committee raising any issues that may result in a clinical hold or otherwise delay or materially restrict any clinical studies proposed or currently conducted by, or on behalf of, a Seller, or in which a Seller has participated and, to the Knowledge of the Sellers, no such action has been threatened against any Seller.  With respect to each Product, the Sellers have made available to the Purchaser complete and accurate copies of all material clinical and preclinical data in the possession of the Sellers and all material written correspondence that exists as of the date hereof between any of the Sellers and the applicable Regulatory Authorities (including letters, memoranda and emails).

(d)           All manufacture of the Products, including any clinical supplies used in any clinical trials, by or on behalf of any Seller has been conducted in all material respects in compliance with the applicable specifications and requirements of Good Manufacturing Practices and applicable Health Law.  None of the Sellers or, to the Knowledge of the Sellers, any Person acting on any Seller’s behalf has, with respect to any Product, (i) been subject to a Regulatory Authority shutdown or import or export prohibition or (ii) received any FDA Form 483, or other written Regulatory Authority notice of inspectional observations, “warning letters,” “untitled letters” or written demand or written request to make any change to any Product or any processes or procedures of any of the Sellers, or any similar correspondence from any Regulatory Authority in respect of a Seller or its business operations alleging or asserting non-compliance with any applicable Health Law or Regulatory Authorization and, to the Knowledge of the Sellers, no Regulatory Authority is considering such action.

(e)           None of the Sellers or, to the Knowledge of the Sellers, any of their respective officers, employees, or agents, or, any clinical investigator acting for any Seller, has (i) made an untrue statement of a material fact or fraudulent statement to any Regulatory Authority or any other Governmental Entity, including the Centers for Medicare and Medicaid Services, the U.S. Department of Health and Human Services, HHS Office of Inspector General or the Center for Medicare and Medicaid Innovation, (ii) failed to disclose a material fact required to be disclosed to any Regulatory Authority or any other Governmental Entity, including the Centers for Medicare and Medicaid Services, the U.S. Department of Health and Human Services, HHS Office of Inspector General or the Center for Medicare and Medicaid Innovation, or (iii) committed an act, made a statement, or failed to make a statement, including with respect to any scientific data or information, that, at the time such disclosure was made or failure to disclose occurred, would reasonably be expected to provide a basis for the FDA or any other Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991), and any amendments thereto, or any similar policy or any other statute or regulation regarding the communication or submission of false information to any applicable Regulatory Authority or Governmental Entity.  No Seller has committed or engaged in any fraud or falsification or forgery of any research or development data, report, studies or publications or of any document or statement voluntarily submitted or required to be submitted to any Regulatory Authority or any other Governmental Entity, including the Centers for Medicare and Medicaid Services, the U.S. Department of Health and Human Services, HHS Office of Inspector General or the Center for Medicare and Medicaid Innovation.  None of the Sellers or, to the Knowledge of the Sellers, any of their respective officers, employees, agents, or, any clinical investigator acting for any of the Sellers, is or has been convicted of any crime or engaged in any conduct that has resulted in, or would reasonably be expected to result in, debarment from participation in any program related to pharmaceutical products pursuant to 21 U.S.C. Section 335a (a) or (b) or exclusion from participation in any federal health care program pursuant to 42 U.S.C. Section 1320a-7.

(f)            No Product that is or has been manufactured, tested, distributed, held or marketed by or on behalf of any Seller has been recalled, withdrawn or suspended (whether voluntarily or otherwise) or, to the Knowledge of the Sellers, has been adulterated or misbranded.  No Actions (whether complete or pending) seeking the recall, withdrawal, suspension or seizure of any such Product or pre-market approvals or marketing authorizations are pending or, to the Knowledge of the Sellers, threatened against any Seller, nor have any such

Actions been pending at any time.  The Sellers have made available to the Purchaser all information about adverse drug experiences obtained or otherwise received by the Sellers from any source, in the United States or outside of the United States as of the date hereof, including information derived from clinical investigations, surveillance studies or registries, reports in the scientific literature and unpublished scientific papers relating to any Product that is or has been manufactured, tested, distributed, held or marketed by or on behalf of any Seller or any of their respective licensors or licensees in the possession of the Sellers (or to which any Seller has access).  In addition, each Seller has filed all annual and periodic reports, amendments and safety reports required for any Product required to be made to any Regulatory Authority.

(g)           The Sellers have complied in all material respects with all applicable security and privacy standards regarding protection of health information under (i) the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their implementing regulations and agency guidance and (ii) any other applicable state or foreign privacy Laws.

Section 3.19.         Taxes.

(a)           (i) All material Tax Returns required to be filed with respect to the Business, the Acquired Assets and Assumed Liabilities have been timely filed with the appropriate Taxing Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, complete and correct in all material respects; and (ii) all material amounts of Taxes payable with respect to the Business, the Acquired Assets and Assumed Liabilities have been timely paid.

(b)           No audit or other proceeding with respect to any material Taxes or material Tax Returns with respect to the Business, the Acquired Assets or Assumed Liabilities is currently in progress, or has been proposed or threatened in writing.

(c)           Neither the Sellers nor any of their respective Subsidiaries has received written notice of any material Tax deficiency outstanding, proposed or assessed, nor has any of the Sellers or any of their respective Subsidiaries executed any waiver of any statute of limitations in respect of material Taxes nor agreed to any extension of time with respect to a material Tax assessment, collection or deficiency with respect to the Business, the Acquired Assets or Assumed Liabilities.

(d)           There are no liens for Taxes other than Permitted Pre-Closing Encumbrances upon any of the Acquired Assets.

(e)           None of the Acquired Assets constitutes stock, partnership interests or other equity interest in any Person for U.S. federal income tax purposes.

(f)            The Sellers and each of their respective Subsidiaries have complied in all material respects with all applicable Laws relating to the withholding, collection and payment of Taxes and have timely withheld, collected and paid over to the appropriate Taxing Authority all material amounts required to be so withheld, collected and paid under all applicable Laws.

Section 3.20.         Customers; Suppliers.

(a)           Section 3.20(a) of the Seller Disclosure Schedule sets forth a list, as of the date hereof, of the five (5) largest customers of the Sellers based upon revenue for the fiscal year ended December 31, 2017 (each, a “Material Customer”).  No Material Customer has cancelled, terminated or adversely modified, or, to the Knowledge of the Sellers, threatened to cancel, terminate or adversely modify, its relationship with any of the Sellers.

(b)           Section 3.20(b) of the Seller Disclosure Schedule sets forth a list, as of the date hereof, of the suppliers and vendors of the Sellers with whom the Sellers have spent at least $500,000 during the fiscal year ended December 31, 2017 (each, a “Material Supplier”).  No Material Supplier has cancelled, terminated or adversely modified, or, to the Knowledge of the Sellers, threatened to cancel, terminate or adversely modify, its relationship with any of the Sellers.

Section 3.21.         Insurance.  Section 3.21 of the Seller Disclosure Schedule sets forth a complete and accurate list of the insurance policies and insurance Contracts of the Sellers as of the date hereof, and the Sellers have made available to the Purchaser true and correct copies of all of such policies and Contracts prior to the date hereof.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) all insurance policies and insurance Contracts of the Sellers are in full force and effect and are valid and enforceable and cover against the risks as are customary for companies of similar size in the same lines of business, (b) none of the Sellers is in breach of or default under any such insurance policies and insurance Contracts, (c) no Seller has taken any action or failed to take any action that (with or without notice or lapse of time, or both), would constitute such a breach or default or permit termination or modification of any of the insurance policies or insurance Contracts, and (d) all premiums due thereunder have been paid.  There are no material claims under any of the insurance policies or insurance Contracts for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).  None of the Sellers has received notice of cancellation or termination with respect to any third-party insurance policies or insurance Contracts (other than in connection with normal renewals of any such insurance policies or Contracts).

Section 3.22.         State Takeover Statutes.  The Board of Directors of the Parent has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated hereby (including the consummation of the Acquisition) Section 203 of the General Corporation Law of the State of Delaware and any similar provisions in the organizational documents of the Parent or any other Takeover Statute.

Section 3.23.         Related Party Transactions.  Except as set forth in the Parent SEC Documents filed with the SEC prior to the date hereof, there are no transactions, agreements, arrangements or understandings between any Seller, on the one hand, and any Affiliate (including any officer or director) thereof (but not including any wholly owned Subsidiary of the Parent) or any beneficial owner, directly or indirectly, of five percent (5%) or more of the shares of the Parent Common Stock on the other hand, that are required to be disclosed under Item 404 of Regulation S-K of the SEC that are not so disclosed.

Section 3.24.         Sufficiency of DIP Budget.  Funds permitted to be expended for such purposes under the budget set forth in the DIP Facility will be sufficient to permit the Sellers to comply with the terms of this Agreement and any Ancillary Documents and consummate all transactions contemplated by this Agreement and any Ancillary Documents.

Section 3.25.         No Other Representations.  Except for the representations and warranties contained in Article IV, each of the Sellers acknowledges that it (a) has had an opportunity to conduct any and all due diligence with respect to BH and the Purchaser and any of their respective Subsidiaries in connection with the transactions contemplated hereby, (b) has relied solely upon its own independent review, investigation, and/or inspection of any documents in connection with the transactions contemplated hereby, and (c) did not rely upon any written or oral statements, representations, promises, warranties, or guaranties whatsoever, whether express, implied, by operation of law, or otherwise regarding BH or the Purchaser or any of their respective Subsidiaries or with respect to any other information provided or made available to such Seller in connection with the transactions contemplated hereby, or the completeness of any information provided in connection therewith, except, in each case for the representations and warranties contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BH AND THE PURCHASER

Except as disclosed in the BH SEC Documents publicly available prior to the date hereof (but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature), each of BH and the Purchaser jointly and severally represent and warrant to the Sellers as follows:

Section 4.1.           Qualification; Organization.  Each of BH and the Purchaser is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be so existing and in good standing or to have such power and authority would not, individually or in the aggregate, materially impair or materially delay its ability to perform its obligations under this Agreement.  Each of BH and the Purchaser is qualified to do business and is in good standing (with respect to jurisdictions that recognize such concept) as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, would not, individually or in the aggregate, materially impair or materially delay its ability to perform its obligations under this Agreement.

Section 4.2.           Authority of BH and the Purchaser.  Each of BH and the Purchaser has all requisite corporate power and authority to execute and deliver and perform its obligations under this Agreement and each of the Ancillary Documents to which it is a party (subject to entry of the Bidding Procedures Order and Sale Order).  The execution, delivery and performance of this

Agreement and such Ancillary Documents by BH and the Purchaser and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite corporate action of BH or the Purchaser, as applicable, and no other corporate proceedings (pursuant to any of BH or the Purchaser’s organizational documents or otherwise) on the part of BH or the Purchaser is necessary to authorize the consummation of, and to consummate the transactions contemplated hereby and thereby.  This Agreement and each such Ancillary Document have been, or at or prior to Closing (as the case may be) will be, duly and validly executed and delivered by BH and the Purchaser to the extent a party thereto, and, assuming the due authorization, execution and delivery of this Agreement and each such Ancillary Document by the Sellers, constitute a valid and binding agreement of BH and the Purchaser, as applicable, enforceable against BH and the Purchaser (as applicable) in accordance with its terms, subject to the Enforceability Limitations.

Section 4.3.           Consents and Approvals.  No consent, approval, permit or authorization of, or declaration, filing or registration with, any Governmental Entity is necessary or required to be made or obtained by BH or the Purchaser or their Affiliates in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, except in connection with or compliance with the HSR Act, except for such consents, approvals, permits, authorizations, declarations, filings or registrations that would not, individually or in the aggregate, materially impair or materially delay BH’s or the Purchaser’s ability to perform its obligations under this Agreement.

Section 4.4.           No Violations.  Except as described in Sections 3.3 and 4.3, neither the execution, delivery or performance of this Agreement and the Ancillary Documents by BH and the Purchaser to the extent a party thereto nor the consummation by BH or the Purchaser of the transactions contemplated hereby or thereby will (a) conflict with or result in any violation or breach of any provisions of the certificate of incorporation, bylaws or other organizational documents of BH or the Purchaser, (b) with or without notice or lapse of time or both, conflict with or result in any breach or violation of or constitute a default or change of control under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under any Contract to which BH or the Purchaser is a party or by or to which any of their respective properties, rights or assets are bound or subject or (c) conflict with or violate any Order or Law applicable to BH or the Purchaser or their respective properties, rights or assets, except in the case of the preceding clauses (b) and (c), for breaches, violations, defaults, rights, creations or impositions that would not reasonably be expected to, individually or in the aggregate, materially impair or materially delay BH’s or the Purchaser’s ability to perform its obligations under this Agreement.

Section 4.5.           Brokers.  Neither BH nor the Purchaser has employed any investment banker, broker or finder in connection with the transactions contemplated hereby who might be entitled to any fee or any commission from the Sellers in connection with this Agreement or upon consummation of the Acquisition or any of the other transactions contemplated hereby based upon arrangements made by BH or the Purchaser.

Section 4.6.           Financing.  As of the date hereof, BH has, and on the Closing Date, BH will have and will make available to the Purchaser, sufficient funds available to deliver the

Purchase Price to the Sellers and consummate the transactions contemplated by this Agreement, including the timely satisfaction of the Assumed Liabilities.

Section 4.7.           Interested Stockholders.  Neither the Purchaser nor any of its “affiliates” or “associates” has been an “interested stockholder” of the Parent at any time within three (3) years of the date hereof, as those terms are used in Section 203 of the General Corporation Law of the State of Delaware.

Section 4.8.           No Other Representations.  Except for the representations and warranties contained in Article III, each of BH and the Purchaser acknowledges that it (a) has had an opportunity to conduct any and all due diligence with respect to the Sellers’ assets and liabilities in connection with the transactions contemplated hereby, (b) has relied solely upon its own independent review, investigation, and/or inspection of any documents in connection with the transactions contemplated hereby, and (c) did not rely upon any written or oral statements, representations, promises, warranties, or guaranties whatsoever, whether express, implied, by operation of law, or otherwise regarding Sellers’ assets or liabilities, or the completeness of any information provided in connection therewith, except, in each case for the representations and warranties contained in Article III.

ARTICLE V

COVENANTS

Section 5.1.           Conduct of Business Pending the Closing.

(a)           The Sellers agree that between the date hereof and the earlier of the Closing or the date, if any, on which this Agreement is validly terminated pursuant to Article VII, except as set forth in Section 5.1(a) of the Seller Disclosure Schedule, and except (1) as expressly provided in this Agreement, (2) as required by applicable Law (including the Bankruptcy Code), (3) as consented to in writing by the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed) or (4) as required by any Order of the Bankruptcy Court, the Sellers shall use reasonable best efforts to conduct the Business (including make and collect payments, and selling Inventory) in all material respects in the ordinary course of business consistent with past practice, and use reasonable best efforts to (i) preserve intact their present business organizations, goodwill and ongoing businesses, (ii) keep available the services of their present officers and employees (other than where termination of such services is for cause), (iii) preserve in all material respects their present relationships with customers, suppliers, vendors, licensors, licensees, Governmental Entities, employees and other Persons with whom they have material business relations, (iv) maintain in effect in all material respects the Permits, (v)  perform in all material respects all of its post-petition obligations under the Assigned Contracts as and when such obligations become due, and (vi) comply in all material respects with the budget and other obligations set forth by the DIP Facility, in each case, taking into account the Sellers’ status as debtors in possession.

(b)           The Sellers agree that between the date hereof and the earlier of the Closing or the date, if any, on which this Agreement is validly terminated pursuant to Article VII, except as set forth in Section 5.1(b) of the Seller Disclosure Schedule, and except (i)

as expressly provided in this Agreement, (ii) as required by applicable Law (including the Bankruptcy Code), (iii) as consented to in writing by the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed) or (iv) as required by any Order of the Bankruptcy Court, the Sellers shall not, with respect to the Business, the Acquired Assets or the Assumed Liabilities, directly or indirectly:

(i)            authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, shares or other securities of any Seller), other than such cash distributions from Synergy Advanced Pharmaceuticals, Inc. to Parent, or enter into any agreement and arrangement with respect to voting or registration of its capital stock or other equity interests or securities;

(ii)           acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any equity interests in or assets of any Person or any business or division thereof, or otherwise engage in any mergers, consolidations or business combinations, except for transactions solely between Sellers or acquisitions of supplies or equipment in the ordinary course of business consistent with past practice;

(iii)          make any loans, advances or capital contributions to, or investments in, any other Person, except for advances for reimbursable employee expenses made in the ordinary course of business consistent with past practice;

(iv)          other than sales of Inventory in the ordinary course of business consistent with past practice, sell, lease, license, assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any Encumbrance (other than Permitted Pre-Closing Encumbrances) any of the Acquired Assets, except (A) dispositions of obsolete or worthless equipment, in the ordinary course of business consistent with past practice and (B) transactions solely among the Sellers;

(v)           fail to maintain, or allow to lapse, or abandon any Seller Registered Intellectual Property, except in each case as Sellers may elect in their reasonable business discretion in the ordinary course of business;

(vi)          enter into or become bound by, terminate or materially amend or modify any Contract relating to the acquisition or disposition or granting of any license with respect to any Seller Intellectual Property, or otherwise subject to an Encumbrance (other than Permitted Pre-Closing Encumbrances) any Seller Intellectual Property (including by the granting of any covenant-not-to-sue or covenant-not-to-assert), other than license grants in the ordinary course of business consistent with past practice;

(vii)         (A) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract or (B) modify, amend, extend or terminate any Assigned Contract or waive, release or assign any rights or claims thereunder;

(viii)        (A) except in accordance with the capital budget provided to the Purchaser prior to the date hereof, make any capital expenditure or expenditures, enter into agreements or arrangements providing for capital expenditure or expenditures or otherwise commit to do so, or (B) fail to make any capital expenditure or expenditures in accordance with such capital budget;

(ix)          commence, waive, release, assign, compromise or settle any claim, litigation, investigation or Action (for the avoidance of doubt, including with respect to matters in which a Seller is a plaintiff, or in which any of their officers or directors in their capacities as such are parties) affecting the Business, the Acquired Assets or the Assumed Liabilities, other than the compromise or settlement of any claim, litigation or Action not brought by a Governmental Entity and that:  (A) is for an amount not to exceed, for any such compromise or settlement individually or in the aggregate, $250,000 (determined, in each case, net of insurance proceeds), (B) does not impose any injunctive or nonmonetary relief on the Sellers and does not involve the admission of wrongdoing by any Seller or any of their respective officers or directors or otherwise establish a materially adverse precedent for similar settlements by the Purchaser and (C) does not provide for the license of any Intellectual Property or the termination, modification or amendment of any license of Seller Intellectual Property;

(x)           make any change in financial accounting policies, practices, principles or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or applicable Law;

(xi)          make, change or revoke any material Tax election, adopt or change any material method of Tax accounting, file any amended material Tax Return, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), or surrender any right to claim a material refund of Taxes, in each case, except to the extent such action would not be binding on BH, the Purchaser or any of their respective Affiliates and would not reasonably be expected to affect the Taxes of BH, the Purchaser or any of their respective Affiliates;

(xii)         redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements), or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), other than Indebtedness outstanding under the DIP Facility in an aggregate principal amount outstanding at any time not to exceed $155,000,000;

(xiii)        (A) enter into any transactions or Contracts with any Affiliate or other Person that would be required to be disclosed by the Parent under Item 404 of Regulation S-K of the SEC or (B) any Person who beneficially owns, directly or indirectly, more than five percent (5%) of the outstanding shares of Parent Common Stock;

(xiv)        cancel or fail to use commercially reasonable efforts to maintain in the ordinary course the Sellers’ insurance policies included in, or covering any, Acquired Assets or to renew or replace existing insurance policies included in, or covering any, Acquired Assets following their termination;

(xv)         (A) enter into any lease or sublease of real property as lessee or sublessee, or (B) materially modify or amend any Lease or other lease or sublease of real property, in each case other than in the ordinary course of business consistent with past practice;

(xvi)        fail to maintain its Books and Records;

(xvii)       terminate or modify or waive in any material respect any right under any Permit;

(xviii)      adopt or otherwise implement any stockholder rights plan, “poison-pill” or other comparable agreement;

(xix)        convert the Chapter 11 Case into a liquidation proceeding under Chapter 7 of the Bankruptcy Code;

(xx)         participate in any scheduled meetings or teleconferences with, or correspond in writing, communicate or consult with the FDA or any similar Governmental Entity without providing the Purchaser (whenever feasible and to the extent permitted under applicable Law) with prior written notice and, within twenty four (24) hours from the time such written notice is delivered, the opportunity to consult with the Parent with respect to such correspondence, communication or consultation, in each case to the extent permitted by applicable Law;

(xxi)        except as contemplated by and in accordance with this Agreement and the Bidding Procedures, take or cause to be taken any action that would reasonably be expected to materially delay, materially impede or prevent the consummation of the Acquisition;

(xxii)       make any material change in billing, inventory management or cash management practices (including with respect to the timing and frequency of collection of receivables and paying of payables) or in working capital practices, or encourage any distributor or customer directly or indirectly to accelerate purchases of the Products or modify discounting, rebate and similar practices;

(xxiii)      voluntarily terminate, enter into or amend any Benefit Plan;

(xxiv)     with respect to all Business Employees, except as required by any Benefit Plan as in effect on the date hereof, (A) increase any compensation or benefits of such employees; or (B) grant any incentive, bonus, severance, retention or termination pay or benefits;

(xxv)      hire any employees or terminate any Offer Employees (other than for cause);

(xxvi)     enter into a collective bargaining agreement or other labor union Contract with respect to the Offer Employees;

(xxvii)    amend, restate, supplement or otherwise modify the DIP Facility; or

(xxviii)   agree or authorize, in writing or otherwise, to take any of the foregoing actions.

Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (i) nothing contained in this Agreement shall give BH or the Purchaser, directly or indirectly, the right to control or direct the operations of the Sellers, or the Business prior to the Closing and (ii) prior to the Closing, the Sellers shall exercise, consistent with, and subject to, the terms and conditions of this Agreement, complete control and supervision over the Business and their operations.

Section 5.2.           Access and Information.

(a)           Subject to the Bidding Procedures and applicable Law, (x) the Sellers shall afford to BH, the Purchaser and their Representatives reasonable access during normal business hours and upon reasonable advance notice to all of the Sellers’ properties, offices, Assigned Contracts, employees and Books and Records, (y) the Sellers shall use reasonable best efforts to afford to BH, the Purchaser and their Representatives, acting in good faith, reasonable access during normal business hours and upon reasonable advance notice (and notwithstanding any other restriction in the Confidentiality Agreement) to all of the Sellers’ suppliers and manufacturers, and, with the consent of the Sellers (not to be unreasonably withheld, conditioned or delayed), to the Sellers’ Regulatory Authorities, and, (z) during such period, the Sellers shall furnish as promptly as practicable to BH and the Purchaser all information (financial or otherwise) the Purchaser may reasonably request, in each case, related to the Business, the Acquired Assets or the Assumed Liabilities, for any purpose related to the transactions contemplated by this Agreement.  Notwithstanding the foregoing, the Sellers shall not be required by this Section 5.2(a) to provide BH, the Purchaser, or their Representatives with access to or to disclose information (i) that is prohibited from being disclosed pursuant to the terms of a confidentiality agreement with a third party entered into prior to the date hereof (provided, however, that the Sellers shall, at the Purchaser’s sole cost and expense, use reasonable best efforts to obtain the required consent of such third party to such access or disclosure or, if unable to do so, to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such consent requirement), (ii) the disclosure of which would violate applicable Law (provided, however, that the Sellers shall, at the Purchaser’s sole cost and expense, use reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law) or (iii) the disclosure of which would cause the loss of any attorney-client, attorney work product or other legal privilege (provided, however, that the Sellers shall, at the Purchaser’s sole cost and expense, use reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of such attorney-client, attorney work product or other legal privilege); provided, however, that such access and information shall be disclosed or granted, as applicable, to counsel for BH and the Purchaser to the extent reasonably required for the purpose of obtaining required approvals or consents, or making filings or providing notices, subject to prior execution of a common interest or joint defense agreement in customary form.  For the avoidance of doubt, information obtained pursuant to this Section 5.2(a) shall be subject to the Confidentiality Agreement.

(b)           From and after the Closing for a period of three (3) years following the Closing Date (or, if later, the confirmation of the Chapter 11 plan), Purchaser will provide the

Sellers and their advisors with reasonable access, during normal business hours, at Sellers’ sole expense and upon reasonable advance notice, to the books and records, including work papers, schedules, memoranda, tax returns, tax schedules, tax rulings, and other documents (for the purpose of examining and copying) relating to the Acquired Assets or the Assumed Liabilities with respect to periods or occurrences prior to the Closing and reasonable access, during normal business hours, at Sellers’ sole expense and upon reasonable advance notice, to employees, officers, advisors and accountants of Purchaser (solely for the purpose of better understanding such books and records), in each case, for purposes relating to the Chapter 11 Case, the wind-down of the operations of Sellers and their estates, actions to which any Seller is a party (other than in connection with any litigation or dispute with the Purchaser or BH), insurance claims, tax payments, returns or audits, the functions of any trusts established under a Chapter 11 plan of Sellers or any other successors of Sellers. For purposes of this Section 5.2(b), references to “Sellers” shall be construed, where applicable, to include any liquidating trust, plan administrator, or comparable person or body bearing responsibility for the administration and wind-down of the Sellers’ operations, estates and Chapter 11 Case.

Section 5.3.           Approvals and Consents; Cooperation; Notification.

(a)           Subject to the terms and conditions of this Agreement, each party hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the transactions contemplated hereby as soon as practicable after the date hereof, including (i) preparing and filing or otherwise providing, in consultation with the other parties and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the transactions contemplated hereby, and (ii) taking all steps as may be necessary, subject to the limitations in this Section 5.3, to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals from any third party and/or any Governmental Entity.  In furtherance and not in limitation of the foregoing, each party agrees to (x) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Acquisition as promptly as practicable, and in any event no later than the Business Day following the approval of the Bidding Procedures and the entry of the Bidding Procedures Order pursuant to Section 5.7, and to supply as promptly as practicable and advisable any additional information and documentary materials that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable and (y) make all other necessary filings as promptly as practicable after the date hereof, and to supply as promptly as practicable and advisable any additional information and documentary materials that may be requested under any Antitrust Laws.  BH and Purchaser shall have responsibility for the filing fees associated with the HSR filings and any other similar filings required under any Antitrust Laws.  Notwithstanding anything to the contrary in this Agreement, none of the parties shall be required to, and the Sellers may not, without the prior written consent of BH and the Purchaser, become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (A) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of any Seller, BH, the Purchaser or any Subsidiary of any of the foregoing, (B) conduct, restrict, operate, invest or otherwise change the assets, the business or portion of the business of any Seller, BH, the Purchaser or any Subsidiary of any of the foregoing in any manner or (C) impose any restriction, requirement or limitation on the operation of the business or portion of the business of any Seller, BH, the Purchaser or any Subsidiary of any of the foregoing; provided that if requested by BH and the Purchaser, the Sellers or their Subsidiaries will become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on such entity in the event the Closing occurs.

(b)           Each of the parties hereto shall, in connection with and without limiting the efforts referenced in Section 5.3(a) to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations for the Acquisition under the HSR Act or any other Antitrust Law, (i) cooperate in all respects and consult with the other parties in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing the other parties to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions and reasonably considering in good faith comments of the other parties and providing the other parties with copies of filings and submissions, (ii) promptly inform the other parties of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity, by promptly providing copies to the other parties of any such written communications, and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby and (iii) permit the other parties to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC or any other Governmental Entity, or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ, the FTC or other applicable Governmental Entity or other Person, give the other parties the opportunity to attend and participate in any in-person meetings, substantive telephone calls or conferences with the DOJ, the FTC or other Governmental Entity or other Person; provided, however, that materials required to be provided pursuant to the foregoing clauses (i)-(iii) may be redacted (A) to remove references concerning the valuation of any of the parties or any of their respective Subsidiaries, (B) as necessary to comply with contractual arrangements and (C) as necessary to address reasonable privilege or confidentiality concerns; provided, further, that any of the parties may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.3(b) as “Outside Counsel Only Material” and materials so designated shall only be provided to each party’s outside counsel.

(c)           In connection with and without limiting the foregoing, the Sellers shall give any notices to third parties required under the Assigned Contracts, and each of the Sellers shall use reasonable best efforts to obtain third-party consents to any Assigned Contracts that are set forth on Section 6.3(c) of the Seller Disclosure Schedule or otherwise necessary to consummate the Acquisition.

(d)                                 Each party shall give prompt notice to the other parties (i) of any notice or other communication from any Governmental Entity in connection with this Agreement or the Acquisition, or from any Person alleging that the consent of such Person is or may be required in connection with the Acquisition, (ii) of any legal proceeding commenced or, to the knowledge of such party, threatened against it or any of its Affiliates or otherwise relating to, involving or affecting such party or any of its Affiliates, in each case in connection with, arising from or otherwise relating to the Acquisition, (iii) in the case of the Sellers, of any material written correspondence to or from the FDA or any other Regulatory Authority with respect to (A) the receipt of any FDA 483 observations or substantially equivalent notices involving any facility of the Sellers, (B) the recall, correction, removal, market withdrawal or replacement of any Product, (C) a change in the marketing classification or a change in the labelling of any Product, the effect of which would reasonably be expected to be material to the Sellers or the conduct of the Business, (D) a non-substantial equivalence determination or denial of market approval by any Governmental Entity of any Product, (E) the mandatory or voluntary termination, enjoinment or suspension of the testing, manufacturing, marketing, export, import, or distribution of any Product or (F) a non-coverage determination by the Centers for Medicare and Medicaid Services or any other third-party payor with respect to any Product, the effect of which would reasonably be expected to be material to the Sellers or the conduct of the Business, and (iv) upon becoming aware of the occurrence or impending occurrence of any event or circumstance that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or which would reasonably be expected to prevent or materially delay or impede the consummation of the Acquisition; provided, however, that the delivery of any notice pursuant to this Section 5.3(d) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date hereof or otherwise limit or affect the remedies available hereunder to any party.

(e)                                  Notwithstanding the foregoing, the obligations of the parties hereto to obtain any consent, approval or waiver from the Bankruptcy Court shall be governed exclusively by Section 5.7, Section 5.8, Section 5.9, Section 5.10 and Section 5.11.

Section 5.4.                                 Further Assurances.  In addition to the provisions of this Agreement, from time to time after the Closing Date, the Sellers, BH and the Purchaser shall use reasonable best efforts to execute and deliver such other instruments of conveyance, transfer or assumption, as the case may be, and take such other action as may be reasonably requested to implement more effectively the conveyance and transfer of the Acquired Assets to the Purchaser and the assumption of the Assumed Liabilities by the Purchaser; provided, that nothing in this Section 5.4 shall (a) require the Sellers or any of their Affiliates to make any expenditure or incur any obligation on their own or on behalf of the Purchaser (unless funds in the full amount thereof are advanced to the Sellers in cash) or (b) prohibit the Sellers or any of their Affiliates from ceasing operations or winding up its affairs following the Closing.  In furtherance and not in limitation of the foregoing if, following the Closing, any Seller (x) receives or becomes aware that it holds any asset, property or right which constitutes an Acquired Asset, then Sellers shall transfer such asset, property or right to the Purchaser and/or, as applicable, one or more designees of the Purchaser as promptly as practicable after the Closing for no additional consideration, and pending such conveyance the parties shall reasonably cooperate with each other to provide the Purchaser with all of the benefits of use of such asset, property or right and (y) receives any payment on accounts receivable included in the Acquired Assets, such Seller shall hold such payment in trust and promptly (and in any event within two (2) Business Days) pay the amount thereof to the Purchaser.  If, following the Closing, the Purchaser receives or becomes aware that it holds any asset, property or right which constitutes an Excluded Asset, then the Purchaser shall transfer such asset, property or right to the Sellers as promptly as practicable for no additional consideration, and pending such conveyance the parties shall reasonably cooperate with each other to provide the Sellers with all of the benefits of use of such asset, property or right.

Section 5.5.                                 Assets Held by Affiliates of the Sellers.  To the extent that any other Person that is an Affiliate of a Seller owns or has rights to any assets (including any Assigned Contracts) that is or would be an Acquired Asset if a Seller owned or had rights to such assets, the Sellers shall cause such Person to promptly transfer such asset, property, Assigned Contract, or right to a Seller, and, upon such transfer, such asset, property or right shall be deemed to be an Acquired Asset under this Agreement for all purposes as if owned by the Sellers on and as of the date hereof.

Section 5.6.                                 Debtors-in-Possession.  From the commencement of the Chapter 11 Case through the Closing, the Sellers shall continue to operate their business as debtors-in-possession pursuant to the Bankruptcy Code.

Section 5.7.                                 The Sale Motion and Bidding Procedures Motion.  On December 12, 2018, the Sellers filed a sale motion with the Bankruptcy Court (the “Sale Motion”) and a bidding procedures motion with the Bankruptcy Court (the “Bidding Procedures Motion”), both in form and substance reasonably acceptable to the Purchaser and the Sellers (and Sellers shall use their reasonable best efforts to cause the Bankruptcy Court to enter a corresponding Order or Orders, including the Bidding Procedures Order in substantially the form of Exhibit A hereto, the Sale Order (provided the Purchaser is the Successful Bidder) in substantially the form of Exhibit E and otherwise in form and substance reasonably acceptable to BH, the Purchaser and the Sellers) and in any event seeking the following relief from the Bankruptcy Court:

(a)                                 authorization of the sale of the Acquired Assets to the Successful Bidder (including the assignment of the Assigned Contracts), as applicable, free and clear of all Encumbrances and other interests, other than Permitted Post-Closing Encumbrances;

(b)                                 subject to the Bidding Procedures, approval of the proposed purchase agreement between the Sellers and the Successful Bidder;

(c)                                  authorization of the Sellers to cause the Closing to occur as soon as practicable after the entry of the Sale Order;

(d)                                 because the Purchaser and its Affiliates have expended considerable time and expense in connection with this Agreement and the negotiation thereof, and the identification and quantification of assets to be included in the Acquired Assets, approval of the Expense Reimbursement Amount (solely to the extent payable under this Agreement) as an administrative priority expense under sections 503(b)(1)(A) and 507(a)(2) of the Bankruptcy Code;

(e)                                  a finding that the provisions of this Agreement, including Section 7.2 were a material inducement to the Purchaser to enter into this Agreement and are designed to achieve the highest or otherwise best offer for the Acquired Assets;

(f)                                   approval of the Bidding Procedures and entry of the Bidding Procedures Order substantially in the form of Exhibit A attached hereto, or otherwise in form and substance reasonably acceptable to the Purchaser, no later than January 4, 2019; and

(g)                                  scheduling the bid deadline to take place no later than February 23, 2019, and the Auction to take place no later than February 26, 2019; and

(h)                                 scheduling the Sale Hearing to take place no later than March 1, 2019.

Section 5.8.                                 Sale Order.  The Sale Order shall be substantially in the form attached hereto as Exhibit E or otherwise in form and substance reasonably acceptable to the Purchaser and the Sellers and shall include the following findings of fact, conclusions of Law and ordering provisions:

(a)                                 find that the Notice of Sale, and the parties who were served with copies of such Notice of Sale, were in compliance with Sections 102 and 363 of the Bankruptcy Code and Bankruptcy Rules 2002, 6004, and 9014 and any other applicable provision of the Bankruptcy Code, the Bankruptcy Rules, or any local bankruptcy rule governing the sale of assets free and clear of Encumbrances and other interests;

(b)                                 find that all requirements imposed by Section 363(f) of the Bankruptcy Code for the sale of the Acquired Assets free and clear of Encumbrances and other applicable interests, other than Permitted Post-Closing Encumbrances, have been satisfied;

(c)                                  find that the Purchaser is a purchaser of the Acquired Assets in “good faith” pursuant to Section 363(m) of the Bankruptcy Code, and the sale is entitled to the protections of Section 363(m);

(d)                                 find that the Purchaser and the Sellers did not engage in any conduct which would allow this Agreement to be set aside pursuant to Section 363(n) of the Bankruptcy Code;

(e)                                  find that the consideration provided by the Purchaser pursuant to this Agreement constitutes reasonably equivalent value and fair consideration for the Acquired Assets;

(f)                                   approve this Agreement and the consummation of the sale upon the terms and subject to the conditions of this Agreement;

(g)                                  order that, as of the Closing Date, the transactions contemplated by this Agreement effect a legal, valid, enforceable and effective sale and transfer of the Acquired Assets to the Purchaser and shall vest the Purchaser with title to such assets free and clear of all Encumbrances (except for Assumed Liabilities and Permitted Post-Closing Encumbrances);

(h)                                 (A) authorize the Sellers to assume and assign to the Purchaser each of the Assigned Contracts, and (B) find that, subject to the terms of the Sale Order and the payment of Cure Costs and provision of adequate assurance of future performance by the Purchaser, as of the Closing Date, the Assigned Contracts will have been duly assigned to the Purchaser in accordance with Section 365 of the Bankruptcy Code;

(i)                                     find that neither the Purchaser nor any of its Affiliates is acquiring any of the Excluded Assets or assuming any of the Excluded Liabilities;

(j)                                    order that the Assigned Contracts will be transferred to, and remain in full force and effect for the benefit of, the Purchaser, notwithstanding any provision in any such contract or any requirement of applicable Law (including those described in Sections 365(b)(2) and 365(f) of the Bankruptcy Code) that prohibits, conditions, restricts or limits in any way such assignment or transfer;

(k)                                 find that the Purchaser has satisfied all requirements under Sections 365(b)(1) and 365(f)(2) of the Bankruptcy Code to provide adequate assurance of future performance of the Assigned Contracts;

(l)                                     approve any other agreement to the extent provided by this Agreement;

(m)                             except as expressly set forth in the Sale Order, enjoin and forever bar the non-debtor party or parties to each Assigned Contract from asserting against the Purchaser or any Affiliate or designee of the Purchaser:  (i) any default, action, liability or other cause of action existing as of the date of the Closing, whether asserted or not, and (ii) any objection to the assumption and assignment of such non-debtor party’s Assigned Contract (except to the extent any such objection was sustained by the Order of the Bankruptcy Court);

(n)                                 find that, to the extent permitted by applicable Law, none of the Purchaser nor any Affiliate of the Purchaser nor any designee of the Purchaser is a successor to the Sellers or the bankruptcy estate by reason of any theory of Law or equity, and none of the Purchaser nor any Affiliate of the Purchaser nor any designee of the Purchaser shall assume or in any way be responsible for any liability of the Sellers or the bankruptcy estate, except as otherwise expressly provided in this Agreement;

(o)                                 provide that the Sellers are authorized to consummate the transactions contemplated by this Agreement and to comply in all respects with the terms of this Agreement;

(p)                                 be made expressly binding (based upon language reasonably satisfactory to the Purchaser) upon any trustee or other estate representative in the event of conversion of the Chapter 11 Case to Chapter 7 of the Bankruptcy Code, or upon appointment of a Chapter 11 trustee in the Chapter 11 Case;

(q)                                 enjoin assertion of any Excluded Liabilities against the Purchaser or any of its Affiliates or any assignees, designees, transferees or successors thereof or against any of the Acquired Assets; and

(r)                                    order that, notwithstanding the provisions of Federal Rules of Bankruptcy Procedures 6004(h) and 6006(d), the Sale Order is not stayed and is effective immediately upon entry.

Section 5.9.                                 Cooperation with Respect to Bankruptcy Court Approvals.  The Purchaser shall take such actions as are reasonably requested by the Sellers to assist in obtaining entry by the Bankruptcy Court of the Bidding Procedures Order and the Sale Order, including furnishing affidavits or other documents or information for filing with the Bankruptcy Court for purposes of, among other things: (a) demonstrating that the Purchaser is a “good faith” purchasers within the meaning of Section 363(m) of the Bankruptcy Code; and (b) establishing “adequate assurance of future performance” within the meaning of Section 365 of the Bankruptcy Code.

Section 5.10.                          Non-Solicitation of Competing Bids.  Except in connection with marketing the sale of the Acquired Assets to Potential Bidders (as defined in the Bidding Procedures) in accordance with the Bidding Procedures Order (once entered by the Bankruptcy Court), the Sellers shall not, and shall cause their Representatives, Affiliates, and their Affiliate’s Representatives not to, (i) solicit, negotiate or discuss with any Person (other than BH, the Purchaser and their respective Affiliates, agents and Representatives) (and the Sellers shall, and shall cause their Representatives, Affiliates, and their Affiliate’s Representatives, to cease immediately any such ongoing activity), or enter into any agreement or understanding with respect to, or approve or recommend, or knowingly facilitate, any sale, transfer or disposition, directly or indirectly, whether by means of an asset sale or otherwise, of any material assets of the Sellers used in the conduct of the Business, any sale of stock, equity or voting interests in any of the Sellers, any merger, amalgamation, reorganization, restructuring, plan of reorganization, liquidation or refinancing, or any other extraordinary corporate transaction directly or indirectly involving the Sellers or a material portion of the Sellers’ liabilities (any such transaction, an “Alternative Transaction”) or (ii) provide any Person (other than BH, the Purchaser and their respective Affiliates, agents and Representatives) with access to the books, records, operating data, contracts, documents or other information relating to the Sellers.  The Sellers shall promptly (and in any event within twenty-four (24) hours) notify BH and the Purchaser of any inquiry, indication of interest, proposal or offer from a third party with respect to an Alternative Transaction received by the Sellers or any of their Affiliates or its or their employees or Representatives after the date hereof until the Bankruptcy Court shall have entered the Bidding Procedures Order, and the Sellers shall communicate to BH and the Purchaser the material terms of, including the identity of the Person or Persons making, any such inquiry, indication of interest, proposal or offer.  The Sellers shall immediately instruct any Person in possession of confidential information about the Sellers that was furnished by or on behalf of the Sellers in connection with any actual or potential Alternative Transaction to return or destroy all such information or documents or material incorporating such information in accordance with the confidentiality or similar agreement governing treatment of such confidential information.  The Sellers shall not be deemed to have violated or breached their obligations set forth in the first sentence of this Section 5.10 solely as a result of their receipt, without engaging in any of the conduct prohibited by such sentence, of an unsolicited Alternative Transaction proposal.

Section 5.11.                          Bankruptcy Court Filings.  The Sellers shall consult with the Purchaser concerning the Bidding Procedures Order, the Sale Order and any other Orders of the Bankruptcy Court relating to the transactions contemplated herein, and the bankruptcy proceedings in connection therewith, and provide BH and the Purchaser with copies of any material applications, pleadings, notices, proposed Orders and other documents to be filed by the Sellers in the Chapter 11 Case that relate in any way to this Agreement, the Acquisition, the Bidding Procedures, BH or the Purchaser at least two (2) Business Days prior to the making of any such filing or submission to the Bankruptcy Court.  The Sellers shall provide BH and the Purchaser with prompt notice of (A) the filing or any objection to (or any threat or notice of intention of any Person to file any objection to) this Agreement, the Acquisition, the Bidding Procedures, BH or the Purchaser or (B) the commencement of (or any threat or notice of intention of any Person to commence), any action, suit or proceeding, whether at law or in equity or by or before any Governmental Authority or in arbitration, that relates in any way to this Agreement, the Acquisition, the Bidding Procedures, BH or the Purchaser.

Section 5.12.                          Not a Back Up Bidder.  The Bidding Procedures shall exclude the Purchaser from any obligation to act as a Backup Bidder (as defined in the Bidding Procedures) following the Auction (if any) in the event that the Purchaser is not selected as the Successful Bidder.

Section 5.13.                          Communications with Customers and Suppliers.  Prior to the Closing, BH and the Purchaser shall not, and shall cause their respective Affiliates and Representatives not to, contact, or engage in any discussions or otherwise communicate with, the Sellers’ customers, suppliers, licensors, licensees and other Persons with which the Sellers have material commercial dealings without obtaining the prior consent (not to be unreasonably withheld, conditioned or delayed) of the Sellers (other than (i) any such communication in the ordinary course of business of BH, the Purchaser or their Affiliates not initiated for a purpose related to the Business, the Acquired Assets, the Assumed Liabilities or the transactions contemplated by this Agreement and whereby neither BH nor the Purchaser communicates any nonpublic proprietary information related to the Business, the Acquired Assets or the Assumed Liabilities, or (ii) any communication by BH or the Purchaser, acting in good faith, with the suppliers or manufacturers of the Sellers to the extent related to integration planning).

Section 5.14.                          Employee Matters.

(a)                                 The Sellers shall cause to be paid in the ordinary course of business (but in no event later than the Closing) to all Transferred Employees (i) who are eligible for any Benefit Plan that is a sales incentive plan, the full amount of any unpaid sales incentive bonuses accrued for such Transferred Employees in respect of the fourth quarter of 2018 and payable to such Transferred Employees pursuant to the applicable Benefit Plan, or (ii) who are eligible for any Benefit Plan that is an annual bonus plan, the full amount of any annual bonuses payable to such Transferred Employees under the applicable Benefit Plan in respect of 2018, if any.  As of the Closing, the Sellers shall cause to be paid to all Transferred Employees: (1) the full amount of any unused paid time off/vacation/sick time of each such Transferred Employee that is accrued on the books and records of the Sellers through the Closing; and (2) any retention bonuses otherwise payable to any such Transferred Employees under an applicable Benefit Plan.  The Sellers shall adopt, in the ordinary course consistent with past practice and in consultation with BH, reasonable sales targets that relate to the first calendar quarter of 2019 for purposes of the Benefit Plans that are sales incentive plans.  At Closing, the Sellers shall deliver to BH a schedule setting forth, for each Transferred Employee who participates in a Benefit Plan that is a sales incentive plan, each unpaid sales incentive bonus accrued for such Transferred Employee in accordance with the applicable Benefit Plan in respect of the period from January 1, 2019 through the Closing Date (each, a “Q1 2019 Sales Bonus”).  BH shall cause each Q1 2019 Sales Bonus to be paid to the applicable Transferred Employee no later than May 15, 2019, subject to the applicable Transferred Employee’s continued employment with BH and its Affiliates through the applicable payment date.

(b)                                 BH or one of its Affiliates shall use their reasonable best efforts to provide an offer of employment to such number of individuals employed by the Sellers (“Business Employees”)  set forth on Section 5.14(b) of the Seller Disclosure Schedule (the employees identified to Sellers by BH or its Affiliates to receive such offers, the “Offer Employees”), in the same position the Business Employee held as of the date of such employment offer, such offer to be made no more than three (3) Business Days following the Auction (a “BH Offer”).  Each offer of employment shall provide that employment with BH or one of its Affiliates shall commence effective as of the Closing, subject to the Offer Employee’s continued employment with Sellers through the Closing and conditioned upon the Closing.  Each Offer Employee who accepts the offer of employment delivered pursuant to this Section 5.14(b) shall be deemed a “Transferred Employee” as of the Closing.

(c)                                  During the period commencing on the Closing Date and ending on the first anniversary thereof, BH shall or shall cause one of its Affiliates to provide each Transferred Employee with (i) a wage rate or base salary that is no less favorable than that in effect for such Transferred Employee immediately prior to the Closing, (ii) a target annual bonus opportunity that is no less favorable than that provided to the Transferred Employee prior to the Closing, and (iii) employee benefits (excluding equity incentive compensation and severance) that are, in the aggregate, no less favorable than those in effect for similarly situated employees of BH and its Subsidiaries.

(d)                                 BH shall, or shall cause one of its Subsidiaries to, provide to each Transferred Employee full credit for such Transferred Employee’s service with the Sellers or any of their respective Affiliates prior to the Closing for all purposes, including for purposes of eligibility, vesting, benefit accruals and determination of the level of benefits (including vacation, severance and retirement benefits, but excluding equity incentives), under any benefit plan of BH or its Subsidiaries in which such Transferred Employee participates on or following the Closing (the “New Plans”) to the same extent recognized by the Sellers or any of their respective Affiliates immediately prior to the Closing; provided, that such service shall not be recognized (i) to the extent that such recognition would result in a duplication of benefits or coverage, (ii) with respect to any New Plan that provides defined benefit pension or post-retirement welfare benefits, or (iii) with respect to any New Plan that is grandfathered or frozen or under which similarly situated employees of BH and its Subsidiaries do not receive service credit.  In addition, and without limiting the generality of the foregoing, (A) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Transferred Employee, BH or its applicable Subsidiary shall use its commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Transferred Employee and his or her covered dependents, unless such conditions would not have been waived under the equivalent Benefit Plan in which such Transferred Employee participated immediately prior to the Closing (such Benefit Plans collectively, the

“Old Plans”) and (B) BH or its applicable Subsidiary shall use commercially reasonable efforts to cause any eligible expenses incurred by such Transferred Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.  Sellers will, or will cause the applicable Benefit Plan provider to, provide to BH or its applicable Subsidiary or its group health plan provider on, or as promptly as practicable following, the Closing Date, all information required by BH and its group health plan provider to (1) ensure health, dental and vision plan administration in compliance with this Section 5.14(d), and (2) comply with the obligations of BH and its Subsidiaries under Section 4980B of the Code, Sections 601 through 608 of ERISA, and any similar applicable state Law (collectively, “COBRA”) to provide group health plan coverage to current and former employees of Sellers (and their beneficiaries) who constitute “M&A qualified beneficiaries” within the meaning of the COBRA regulations.

(e)                                  At least ten (10) days prior to the Auction, BH or its Affiliate shall provide a list to Seller setting forth (i) the name of each Offer Employee and (ii) for any Offer Employee whose offer of employment from BH or its Affiliate is not expected to provide for employment in the same facility or location in which such employee worked prior to the applicable offer of employment (or for a sales employee, is not expected to cover the same sales territory that the sales employee covered immediately prior to the applicable offer of employment), the new facility, location or sales territory being offered by BH or its Affiliate to such Offer Employee.  With respect to any Business Employee who is not identified by BH and its Affiliates as an Offer Employee or who is identified as a WARN Relocation Employee, the Sellers shall, in each case to the extent required by the WARN Acts, provide written notice of termination of employment (in a form and manner compliant with the WARN Acts to the extent possible), within three (3) Business Days following the conclusion of the Auction (or if no Auction occurs, within three (3) Business Days following the bid deadline established by the Bidding Procedures).

(f)                                   Nothing in this Section 5.14 shall constitute or be construed (i) as an amendment, termination or other modification of any employee benefit or compensation plan or arrangement, or a restriction or other limitation on the right of any party hereto to amend, terminate or otherwise modify any such plans or arrangements, (ii) as a guarantee of employment for any period, or a restriction or other limitation on the right of any party hereto to terminate the employment of any individual at any time, or (iii) to create any third party rights in any Person other than the direct parties to this Agreement, including any current or former service provider of the Sellers (or any beneficiaries or dependents thereof).

Section 5.15.                          Parent Confidentiality Agreements; Post-Closing Confidentiality.

(a)                                 Sellers and BH hereby agree that the Confidentiality Agreement shall terminate, and no party shall have any further obligations thereunder, effective concurrently with the Closing.

(b)                                 Effective at the Closing, the Parent hereby assigns to the Purchaser the rights under the Parent Confidentiality Agreements to enforce the non-use, non-disclosure and return or destruction of “Confidential Information” (as such term is defined in the Parent Confidentiality Agreements) to the extent related to the Business, the Acquired Assets and the Assumed Liabilities and the non-solicitation provisions with respect to the Transferred Employees; provided, that the Parent retains all other rights and remedies thereunder.

(c)                                  For a period of ten (10) years following the Closing Date, the Sellers shall not, and shall cause their Affiliates and their respective directors and officers not to, disclose to any Person other than the directors, officers, employees and authorized representatives of the Purchaser and its Affiliates, or use or otherwise exploit for their benefit, any Confidential Information, except (i) pursuant to any Order, as required in any Action or as otherwise required by applicable Law, (ii) to enforce its rights and remedies under this Agreement or (iii) disclosure of Confidential Information in connection with the Chapter 11 Case shall not constitute a breach of this Section 5.15(c); provided, however, that in the event disclosure is required by applicable Law or in connection with the Chapter 11 Case, the Sellers shall, to the extent reasonably possible, provide the Purchaser with prompt notice of such requirement prior to making any disclosure so that the Purchaser may seek at its own cost and expense an appropriate protective order.  “Confidential Information” shall mean any proprietary or confidential information to the extent related to the Business, the Acquired Assets or the Assumed Liabilities, excluding any information that (x) is (as of the Closing Date) or becomes generally available to the public other than as a result of a breach of this Section 5.15(c) or (y) becomes available to the Sellers, their Affiliates or their respective directors and officers after the Closing Date on a non-confidential basis from a source other than BH, the Purchaser or their Affiliates, provided that such source is not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to BH, the Purchaser or their Affiliates or any other person with respect to such information.

Section 5.16.                          Payments Received.  The Sellers and the Purchaser each agree that after the Closing they will hold and will promptly transfer and deliver to the other, from time to time as and when received by them or their respective Affiliates, any cash, checks with appropriate endorsements (using their best efforts not to convert such checks into cash) or other property that they may receive on or after the Closing which properly belongs to the other party hereto or its Affiliates and will account to the other for all such receipts.

Section 5.17.                          Use of Names and Marks.  The Purchaser and its Affiliates acknowledge and agree that, notwithstanding the transfer of Intellectual Property included in the Acquired Assets, (a) the Sellers will continue using their current corporate names during the pendency of the Chapter 11 Case and any additional time during which the Sellers wind down their affairs, and (b) the Sellers shall be entitled to refer to names and marks included in the Acquired Assets in filings with Governmental Entities, for factual or historical reference and for any other purposes that do not constitute trademark infringement and are not otherwise prohibited by applicable Law.

Section 5.18.                          NDC Code.

(a)                                 To the extent not transferred as part of the Acquired Assets, the Sellers hereby grant, effective as of the Closing Date, to the Purchaser (and the Purchaser’s Affiliates) a royalty-free, paid-up license under the Sellers’ NDC numbers used in connection with the Business to the extent necessary to allow the Purchaser and its Affiliates and their designees to market, distribute and sell the inventory acquired as part of the Acquired Assets.

(b)                                 To the extent necessary to enable the Sellers to comply with U.S. Government Pricing and Compliance submission requirements related to the Acquired Assets, the Purchaser shall use its reasonable best efforts to provide to the Sellers the following information: (i) within twenty-five (25) days after the end of each calendar quarter, (A) the Non-Federal Average Manufacturer’s Price for each Product identified by NDC, (B) the “average manufacturer price” (as defined under the Social Security Act, 42 U.S.C. Sections 1396r-8(k)(l)) and units for each Product identified by NDC and (C) the “best price” (as defined under the Social Security Act, 42 U.S.C. Sections 1396r-8(c)(1)(C)) for each Product identified by NDC, (ii) within twenty-five (25) days after the end of each calendar month, the “average manufacturer price” (as defined under the Social Security Act, 42 U.S.C. Sections 1396r-8(k)(l)) and units for each Product identified by NDC and (iii) any other information reasonably requested by the Sellers to allow the Sellers to comply with such requirements, and, in each case, a certification to the best of the Purchaser’s knowledge of the accuracy and completeness thereof (subject to any updates of the information included in such certification) in all material respects, within ten (10) days after BH publicly announces its quarterly financial results; provided, that the Purchaser’s obligations pursuant to this Section 5.18(b) shall expire thirty (30) days after the end of the calendar quarter in which the Purchaser suspends its usage of the Sellers’ NDC numbers in connection with the Business.

Section 5.19.                          Transfer of Regulatory Matters.  As promptly as practicable after the Closing, Sellers and the Purchaser shall file with the FDA and any other applicable Governmental Entity the notices and information required pursuant to any applicable regulation or requirement to transfer the Regulatory Authorizations from the Sellers to the Purchaser.  The parties also agree to use all commercially reasonable efforts to take any and all other actions required by the FDA and any other applicable Governmental Entity to effect the transfer of the Regulatory Authorizations from the Sellers to the Purchaser.

Section 5.20.                          Takeover Statutes.  The Parent shall use its reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Acquisition, and (b) if any such Takeover Statute is or becomes applicable, to take all action necessary so that the Acquisition may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Acquisition.

Section 5.21.                          Reporting.  The Sellers shall (x) deliver to the Purchaser substantially contemporaneously with its delivery to the administrative agent under the DIP Facility, all weekly cash-flow, variance and similar financial reporting required under the DIP Facility, as well as a report setting forth the inventory level (segregated by inventory category) and (y) use their reasonable best efforts to deliver to Purchaser such additional financial information with respect to the Business and the Sellers, and on such periodic basis, as may reasonably be requested by the Purchaser.

Section 5.22.                          Additional Actions.  None of the Sellers, BH or the Purchaser will file any pleading or take any other action in the Bankruptcy Court with respect to this Agreement or the consummation of the transactions contemplated hereby that is inconsistent with performing and carrying out the provisions of this Agreement in accordance with the terms and subject to the conditions herein; provided, however, that nothing contained in the foregoing will be construed to limit in any way BH or the Purchaser’s rights under this Agreement, or to limit BH, the Purchaser’s or the Sellers’ rights to advocate for the approval of this Agreement and against any Alternative Transaction.

Section 5.23.                          Minimum Inventory Purchases.  If, at any time during the thirty (30) days prior to the anticipated Closing Date, either Sellers, on the one hand, or BH or the Purchaser (as communicated in writing by BH or the Purchaser to the Sellers), on the other hand, reasonably believes that the amount of active pharmaceutical ingredient for the Trulance Product (“API”) that will be in Inventory as of the Closing Date is less than 30.0 kilograms (the “Minimum API Quantity”), then the Sellers shall, prior to the Closing Date, purchase API up to the lesser of (x) the total amount of API held by third-party logistics warehouses and (y) the amount of API required to hold the Minimum API Quantity as of the Closing Date.  If requested by BH or the Purchaser, the Sellers shall, prior to the Closing, deliver to BH and the Purchaser evidence reasonably satisfactory to BH and the Purchaser that such purchase has been made.  If, at any time prior to the Closing Date, BH or the Purchaser requests in writing that the Sellers order API (including requesting delivery of existing API or placing orders for new API with the Sellers’ API supplier), then (x) the Sellers will promptly make such order in the quantity requested by BH or the Purchaser (consistent with the rights of the Sellers to place such order with the Sellers’ API supplier) and (y) the Cash Consideration will, at the time the Sellers make any cash payment to the Sellers’ API supplier pursuant to this sentence (which will not exceed, in the case of existing API requested for delivery up to 70% of the original price therefor (not including any prepayments), and in the case of newly ordered API up to 30% of the price therefor) be automatically increased by the amount of such cash payment.

Section 5.24.                          DIP Facility.

(a)                                 Each Seller shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable or proper to obtain the DIP Facility, including using reasonable best efforts to:  (i) negotiate and enter into the DIP Loan Documents prior to December 21, 2018; (ii) maintain in effect and enforce the DIP Facility Term Sheet and each DIP Loan Document and comply with its obligations thereunder; and (iii) satisfy on a timely basis and in a manner that will not impede the ability of the parties to consummate the Acquisition promptly at the Closing all conditions to the funding of the DIP Facility set forth in the DIP Facility Term Sheet (it being understood that all conditions to funding the DIP Facility are set forth therein).  The Sellers shall give BH and the Purchaser prompt notice upon obtaining knowledge of any fact, change, event or circumstance with respect to the DIP Facility that, individually or in the aggregate, could reasonably lead to an event of default under, or failure to fund all or any portion of, the DIP Facility, or materially impair or materially delay the Closing.

(b)                                 The Sellers shall neither agree to nor permit any termination, amendment, replacement, supplement or other modification of, or waiver of any of its rights under, the DIP Facility Term Sheet or the DIP Loan Documents, without the prior written consent of BH and the Purchaser (not to be unreasonably withheld, conditioned or delayed).

(c)                                  If all or any portion of the DIP Facility becomes unavailable, or any of the DIP Facility Term Sheet or the DIP Loan Documents shall be withdrawn, repudiated, terminated or rescinded for any reason, then the Sellers shall use their reasonable best efforts to arrange and obtain, as promptly as practicable, from the same and/or alternative financing sources, alternative financing and on terms, taken as a whole, not less favorable to BH and the Purchaser than the terms, taken as a whole, of the DIP Facility.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1.                                 Conditions Precedent to Obligation of the Sellers, BH and the Purchaser.  The respective obligations of each party hereto to effect the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a)                                 Approvals.  Any waiting period (and extensions thereof) applicable to the Acquisition under the HSR Act shall have expired or been terminated and any other required approvals, consents or clearances under any Antitrust Laws shall have been obtained; and

(b)                                 No Orders.  No Governmental Entity of competent jurisdiction shall have enacted, enforced or entered any Law and no Order shall be in effect on the Closing Date that prohibits the consummation of the Closing.

Section 6.2.                                 Conditions Precedent to Obligation of the Sellers.  The obligation of the Sellers to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver (to the extent permitted by applicable Law) by the Sellers at or prior to the Closing of the following conditions:

(a)                                 Representations and Warranties.  The representations and warranties of BH and the Purchaser contained in this Agreement shall be true and correct (disregarding any exception or qualification in such representations and warranties relating to “material” or “materiality”) as of the date hereof and as of the Closing Date as if made at and as of such date (except to the extent such representations and warranties speak as of another date, in which case such representations and warranties shall be true and correct as of such other date), except where the failure of such representations and warranties to be so true and correct (disregarding any exception or qualification in such representations and warranties relating to “material” or “materiality”) has not and would not reasonably be expected to, individually or in the aggregate, materially impair or materially delay BH’s or the Purchaser’s ability to perform their respective obligations under this Agreement or to consummate the transactions contemplated hereby;

(b)                                 Covenants.  The covenants and obligations of BH and the Purchaser to be performed or complied with at or prior to the Closing pursuant to this Agreement shall have been duly performed and complied with in all material respects;

(c)                                  Sale Order.  The Bankruptcy Court shall have entered the Sale Order and such Order shall not have been stayed as of the Closing Date, stayed pending appeal, reversed or vacated; and

(d)                                 Officer’s Certificates.  BH and the Purchaser shall have delivered to the Sellers a certificate duly executed by an authorized officer of BH and the Purchaser certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

The foregoing conditions are for the benefit of the Sellers only and accordingly the Sellers will be entitled to waive compliance with any such conditions if they see fit to do so, without prejudice to rights and remedies at Law and in equity and also without prejudice to any rights of termination or otherwise in the event of the failure to fulfill any other conditions in whole or in part.

Section 6.3.                                 Conditions Precedent to Obligation of BH and the Purchaser.  The obligation of BH and the Purchaser to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver (to the extent permitted by applicable Law) by BH and the Purchaser at or prior to the Closing of the following conditions:

(a)                                 Representations and Warranties.  (i) The representations and warranties of the Sellers contained in Sections 3.1, 3.2, 3.6(b) and 3.8 shall be true and correct in all material respects (disregarding any exception or qualification in such representations and warranties relating to “material,” “materiality” or “Material Adverse Effect”) as of the date hereof and as of the Closing Date as if made at and as of such date (except to the extent such representations and warranties speak as of another date, in which case such representations and warranties shall be true and correct as of such other date); (ii) the representations and warranties of the Sellers contained in Section 3.7(b) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of such date; and (iii) each of the other representations and warranties of the Sellers contained in this Agreement (other than those representations and warranties specified in clauses (i) and (ii) above) shall be true and correct in all respects (disregarding any exception or qualification in such representations and warranties relating to “material,” “materiality” or “Material Adverse Effect”) as of the date hereof and as of the Closing Date as if made at and as of such date (except to the extent such representations and warranties speak as of another date, in which case such representations and warranties shall be true and correct as of such other date), except where the failure of such representations and warranties in this clause (iii) to be so true and correct (disregarding any exception or qualification in such representations and warranties relating to “material,” “materiality” or “Material Adverse Effect”) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)                                 Covenants.  The covenants and obligations of the Sellers to be performed or complied with at or prior to the Closing pursuant to this Agreement shall have been duly performed and complied with in all material respects;

(c)                                  Assigned Contracts.  The Sellers shall have assigned to the Purchaser the Assigned Contracts set forth on Section 6.3(c) of the Seller Disclosure Schedule, subject to the Purchaser’s provisions of adequate assurance of future performance as required under Section 365 of the Bankruptcy Code;

(d)                                 Sale Order.  The Bankruptcy Court shall have entered the Sale Order substantially in the form of Exhibit E attached hereto or otherwise in form and substance reasonably acceptable to BH and the Purchaser, and such Order (i) shall not have been stayed as of the Closing Date, stayed pending appeal, reversed or vacated and (ii) shall not have been amended, supplemented or otherwise modified in any manner materially adverse to BH or the Purchaser;

(e)                                  Inventory Levels.  As of the Closing Date, (w) the Parent shall have at least 62,302 finished packs (trade) of the Trulance Product in Inventory,  (x) the Parent shall have at least 3,380,000 pills (drug product) of the Trulance Product in Inventory, (y) the Parent shall have at least the Minimum API Quantity in Inventory, and (z) the Parent shall have at least 55,000 finished packs (samples) of the Trulance Product in Inventory.

(f)                                   Officer’s Certificates.  Each of the Sellers shall have delivered to BH and the Purchaser a certificate duly executed by an executive officer of each Seller certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b), and Section 6.3(e) have been satisfied.

The foregoing conditions are for the benefit of BH and the Purchaser only and accordingly BH and the Purchaser will be entitled to waive compliance with any such conditions if they see fit to do so, without prejudice to any rights and remedies at Law and in equity and also without prejudice to any of rights of termination or otherwise in the event of the failure to fulfill any other conditions in whole or in part.

Section 6.4.                                 Concurrent Delivery.  It shall be a condition of the Closing that all matters of payment and the execution and delivery of documents, in each case, at Closing by any party to the other pursuant to the terms of this Agreement shall be concurrent requirements and that nothing will be complete at the Closing until everything required as a condition precedent to the Closing has been paid, executed and delivered, as the case may be.

ARTICLE VII

TERMINATION

Section 7.1.                                 Termination.

(a)                                 This Agreement may be terminated by either the Purchaser or the Sellers in the event that the Closing has not occurred on or before March 11, 2019, or such later date as may be mutually agreed in writing by the parties  (the “Outside Date”);  provided, however, that if as of such date all conditions to the Closing set forth in Article VI shall have been satisfied or waived or shall be capable of being satisfied at the Closing (but subject to the satisfaction or waiver at or prior to the Closing of all such conditions), except for Section 6.1(a) or, solely in respect of the HSR Act, Section 6.1(b), then, the Purchaser or the Parent (on behalf of the Sellers) may, by written notice to the other party, extend such date to April 10, 2019; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(a) shall not be available to any party whose failure to materially perform any of its obligations under this Agreement required to be performed by it at or prior to the Closing results in the failure of the Closing to occur prior to such date.

(b)                                 This Agreement may also be terminated prior to the Closing:

(i)                                     at any time by the mutual written agreement of the Purchaser and the Sellers;

(ii)                                  by the Purchaser, if (x) there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Sellers which breach, either individually or in the aggregate with other breaches by the Sellers, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 6.3(a) or Section 6.3(b), as the case may be, or (y) there has been any material breach by the Sellers of the Bidding Procedures Order or the Sale Order, in each case which is not cured within ten (10) Business Days following written notice to the Sellers thereof (and in any event prior to the Outside Date) or which by its nature or timing cannot be cured within such time period (provided, that neither BH nor the Purchaser is then in material breach of any of the covenants, agreements, representations or warranties set forth in this Agreement on the part of BH or the Purchaser);

(iii)                               by the Sellers, if (x) there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of BH or the Purchaser which breach, either individually or in the aggregate with other breaches by BH and the Purchaser, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 6.2(a) or Section 6.2(b), as the case may be, or (y) there has been any material breach by BH or the Purchaser of the Bidding Procedures Order or the Sale Order, in each case which is not cured within ten (10) Business Days following written notice to BH and the Purchaser thereof (and in any event prior to the Outside Date) or which by its nature or timing cannot be cured within such time period (provided, that the Sellers are not then in material breach of any of the covenants, agreements, representations or warranties set forth in this Agreement on the part of the Sellers);

(iv)                              by the Purchaser, if the Sellers shall fail to file any of the DIP Motion, the Sale Motion or the Bidding Procedures Motion with the Bankruptcy Court on or prior to December 12, 2018;

(v)                                 by the Purchaser, if the Sellers shall fail to file the Chapter 11 Case on or prior to December 12, 2018;

(vi)                              by the Purchaser, if the Chapter 11 Case is dismissed or converted to a liquidation proceeding under Chapter 7 of the Bankruptcy Code;

(vii)                           by the Purchaser, if the Bankruptcy Court enters any Order materially inconsistent with the Bidding Procedures Order, the Sale Order or the Acquisition;

(viii)                        by either the Sellers or the Purchaser, if a Governmental Entity issues a final, non-appealable ruling or Order permanently prohibiting the transactions contemplated hereby; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(viii) shall not be available to any party whose breach of any of its representations, warranties, covenants or agreements contained herein results in such ruling or Order;

(ix)                              by the Purchaser, if any creditor of any Seller obtains a final and unstayed Order of the Bankruptcy Court granting relief from the stay to foreclose on any portion of the Acquired Assets;

(x)                                 by either the Sellers or the Purchaser, if the Auction has occurred and the Purchaser is not the Successful Bidder;

(xi)                              by the Purchaser, if the Purchaser is the Successful Bidder and the Sale Hearing has not been commenced on or prior to March 1, 2019; provided that the failure of the Sale Hearing to commence on or prior to such time is not caused by the Purchaser’s material breach of this Agreement or the Court’s calendar;

(xii)                           by the Purchaser, if the Bankruptcy Court has not entered the Bidding Procedures Order, including approval of the Break-Up Fee and Expense Reimbursement Amount, by January 4, 2019, or if the Bidding Procedures Order has been entered by such date but is stayed, stayed pending appeal, reversed or vacated, or if such Bidding Procedures Order has been entered by such date but has been amended, supplemented or otherwise modified in any manner materially adverse to BH or the Purchaser;

(xiii)                        by the Purchaser, if the bid deadline has not occurred by February 23, 2019, or if the Auction is not held by February 26, 2019;

(xiv)                       by the Purchaser, if the Bankruptcy Court has not entered the Sale Order approving the Acquisition by Purchaser by March 1, 2019, or if such Sale Order has been entered by such date but is stayed or stayed pending appeal or has been reversed or vacated, or if such Sale Order has been entered by such date but has been amended, supplemented or otherwise modified in a manner materially adverse to BH and the Purchaser and without the prior written consent of the Purchaser;

(xv)                          by the Purchaser, if (A) the Bankruptcy Court fails to enter the Final DIP Order on or before January 17, 2019 and such failure results in an unwaived and uncured event of default under the DIP Facility or (B) the DIP Facility Term Sheet or the DIP Facility shall have been terminated, the DIP Lenders shall have refused to advance funds  on account of the failure of any condition precedent thereto or the principal amount of the loans thereunder shall be (or shall be asserted by the lenders thereunder to be) due and payable at any time on or prior to the Closing; or

(xvi)                       by the Purchaser, at any time prior to the end of the Auction (or if no Auction occurs, the Closing Date), if BH or the Purchaser determines in its good faith judgment that there is a reasonable possibility of losing continuous access to supply under, and delivery to the Sellers (prior to the Closing) or to BH and the Purchaser (after the Closing) of the goods and services purchased under, the Contracts set forth on Section 7.1(b)(xvi) of the Seller Disclosure Schedule.

For the avoidance of doubt, the parties acknowledge and agree, that in the event that the Sellers determine, in their reasonable discretion, that the last Overbid (as defined in the Bidding Procedures) submitted by the Purchaser is better than all other Qualified Bids (as defined in the Bidding Procedures) as such Qualified Bids may be amended by an Overbid submitted at the Auction, then within two (2) Business Days following the conclusion of the Auction, the Sellers, BH and the Purchaser shall enter into an amendment to this Agreement to reflect the Purchaser’s last Overbid; it being acknowledged and agreed that this Agreement shall not be deemed to have been terminated by virtue of the Purchaser’s not having submitted the winning bid at the Auction.

Section 7.2.                                 Effect of Termination.

(a)                                 Except as otherwise provided in this Section 7.2, in the event of termination of this Agreement by either party hereto in accordance with Section 7.1, all rights and obligations of the parties under this Agreement shall terminate without any liability of any party to any other parties hereto, except for liability for fraud or intentional breach of this Agreement prior to such termination.  The provisions of Section 1.6(b)(ii), Section 1.6(b)(iii), Section 5.12, this Section 7.2 and Article VIII (other than Section 8.1, Section 8.2 and Section 8.3) shall expressly survive the termination of this Agreement.

(b)                                 In consideration of the Purchaser and its Affiliates having expended considerable time and expense in connection with this Agreement and the negotiation thereof, and the identification and quantification of assets to be included in the Acquired Assets, and to compensate the Purchaser as a stalking-horse bidder, and regardless of whether or not the Purchaser makes any matching or competing bids at the Auction, the Sellers shall pay to the Purchaser a break-up fee in an amount equal to seven million dollars ($7,000,000) (the “Break-Up Fee”), (x) in the event that this Agreement is terminated pursuant to (I) Section 7.1(b)(ii) or (II) Section 7.1(b)(x) and (y) in the event that this Agreement is otherwise terminated pursuant to Section 7.1(a), Section 7.1(b)(iv), Section 7.1(b)(v), Section 7.1(b)(vi), Section 7.1(b)(vii), Section 7.1(b)(ix), Section 7.1(b)(xi), Section 7.1(b)(xii), Section 7.1(b)(xiii), Section 7.1(b)(xiv), or Section 7.1(b)(xv), and within nine (9) months following the termination of this Agreement (1) any Seller enters into a definitive agreement with respect to an Alternative Transaction or (2) an Alternative Transaction shall have been consummated; such Break-Up Fee shall be due and payable (A) in the case of the foregoing clause (x)(I), within three (3) Business Days after the termination of this Agreement by BH or the Purchaser, (B) in the case of the foregoing clause (x)(II), upon the earlier of (1) the consummation of a transaction with the Successful Bidder or any Backup Bidder (as defined in the Bidding Procedures) and (2) the thirtieth (30th) day following the conclusion of the Auction, and (C) in the case of the foregoing clause (y), upon the earlier of (1) the consummation of an Alternative Transaction and (2) the thirtieth (30th) day following any Seller’s entry into a definitive agreement with respect to an Alternative Transaction.  The Break-Up Fee shall, subject to Bankruptcy Court approval, be treated as an administrative expense in the Chapter 11 Case under Section 503(b)(1)(A) and Section 507(a)(2) of the Bankruptcy Code.  The Sellers acknowledge and agree that:  (i) the approval of the Break-Up Fee is an integral part of the transactions contemplated by this Agreement; (ii) in the absence of the Sellers’ obligation to pay the Break-Up Fee, BH and the Purchaser would not have entered into this Agreement; (iii) the entry of BH and the Purchaser into this Agreement is necessary for preservation of the estate of the Sellers and is beneficial to the Sellers because, in the Sellers’ business judgment, it will enhance the Sellers’ ability to maximize the value of their assets for the benefit of their creditors and other stakeholders; (iv) the Break-Up Fee is reasonable in relation to the Purchaser’s costs and efforts and to the magnitude of the transactions contemplated hereby and the Purchaser’s lost opportunities resulting from the time spent pursuing the transactions contemplated hereby; and (v) time is of the essence with respect to the entry of the Bidding Procedures Order by the Bankruptcy Court, approving, among other things, the process by which bids may be solicited, including the Bidding Procedures.  For the avoidance of doubt, the Break-Up Fee, if payable pursuant to this Section 7.2(b), shall be in addition to the return of the Deposit Funds and payment of the Expense Reimbursement Amount, in each case, to the extent payable to the Purchaser pursuant to Section 1.6(b)(iii) and Section 7.2(c), respectively.

(c)                                  In consideration of the Purchaser and its Affiliates having expended considerable time and expense in connection with this Agreement and the negotiation thereof, and the identification and quantification of assets to be included in the Acquired Assets, upon any termination of this Agreement, other than any termination by the Sellers pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) (unless at the time of any such termination the Purchaser would have been entitled to terminate this Agreement pursuant to Section 7.1(a) or Section 7.1(b)) the Seller shall pay to the Purchaser the Expense Reimbursement Amount within five (5) Business Day after the termination of this Agreement.  The Sellers acknowledge and agree that (A) the payment of the Expense Reimbursement Amount is an integral part of the transactions contemplated by this Agreement, (B) in the absence of the Sellers’ obligation to make this payment, the Purchaser would not have entered into this Agreement, (C) the damages resulting from termination of this Agreement under circumstances where the Purchaser is entitled to the Expense Reimbursement Amount are uncertain and incapable of accurate calculation and that the delivery of the Expense Reimbursement Amount to the Purchaser is not a penalty, but rather shall constitute a reasonable amount that will compensate the Purchaser in the circumstances where the Purchaser is entitled to the reimbursable expenses for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummating of the transactions contemplated thereby, and that, without these agreements, the Purchaser would not enter into this Agreement; (D) time is of the essence with respect to the payment of the Expense Reimbursement Amount and (E) the Expense Reimbursement Amount shall, subject to Bankruptcy Court approval, constitute an administrative expense of the Sellers’ estates under Sections 503(b)(1)(A) and 507(a)(2) of the Bankruptcy Code.  For the avoidance of doubt, the Expense Reimbursement Amount, if payable pursuant to this Section 7.2(c), shall be in addition to the Deposit Funds and the Break-Up Fee, in each case, to the extent payable to the Purchaser pursuant to Section 1.6(b)(iii) and Section 7.2(b), respectively.

(d)                                 Notwithstanding Section 7.2(a), the Purchaser’s right to receive the one-time payment of the Break-Up Fee and/or the Expense Reimbursement Amount (as the case may be) from the Sellers as provided in Section 7.2(b) and Section 7.2(c), shall, other than in connection with fraud on the part of, or an intentional breach of this Agreement by, any Seller, (x) be the sole and exclusive remedy available to BH and the Purchaser against the Sellers or any of their respective former, current or future equityholders, directors, officers, Affiliates, agents or Representatives with respect to this Agreement and the transactions contemplated hereby in the event that this Agreement is validly terminated under circumstances in which the Break-Up Fee and/or the Expenses Reimbursement Amount (as the case may be) is due and payable, and (y) upon receipt by Purchaser of the Break-Up Fee and/or the Expense Reimbursement Amount (as the case may be), none of the Sellers or any of their respective former, current or future equityholders, directors, officers, Affiliates, agents or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.  The parties acknowledge and agree that in no event shall the Sellers be required to pay the Break-Up Fee on more than one occasion and the parties acknowledge and agree that in no event shall the Sellers be required to pay the or the Expense Reimbursement Amount on more than one occasion.  If the Agreement is terminated by the Sellers pursuant to Section 7.1(b)(iii) (unless at the time of any such termination the Purchaser would have been entitled to terminate this Agreement pursuant to Section 7.1(a) or Section 7.1(b) and has given prior written notice to the Sellers of such claimed right), the Purchaser shall forfeit the Deposit Funds and any interest thereon and such amounts shall be delivered to the Sellers pursuant to Section 1.6(b).  If this Agreement is terminated by the Sellers as contemplated by Section 1.6(b)(ii), other than in connection with fraud on the part of, or an intentional breach of this Agreement by, BH or the Purchaser, the receipt of the Deposit Funds shall be the sole and exclusive remedy available to the Sellers against BH or the Purchaser or any of their respective former, current or future equityholders, directors, officers, Affiliates, agents or Representatives with respect to this Agreement and the transactions contemplated hereby, and upon receipt by the Sellers of the Deposit Funds, none of BH or the Purchaser, or any of their respective former, current or future equityholders, directors, officers, Affiliates, agents or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

(e)                                  If the Sellers fail to take any action necessary to cause the delivery of the Break-Up Fee and/or the Expense Reimbursement Amount under circumstances where the Purchaser is entitled to the Break-Up Fee and/or the Expense Reimbursement Amount and, in order to obtain such Break-Up Fee and/or Expense Reimbursement Amount the Purchaser commences a suit which results in a judgment in favor of the Purchaser, the Sellers shall pay to the Purchaser, in addition to the Break-Up Fee and/or the Expense Reimbursement Amount, an amount in cash equal to the costs and expenses (including attorney’s fees) incurred by the Purchaser in connection with such suit.

(f)                                   The parties acknowledge that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated in this Agreement, that the damages resulting from termination of this Agreement under circumstances where the Sellers are entitled to the Deposit Funds are uncertain and incapable of accurate calculation and that the delivery of the Deposit Funds is not a penalty but rather shall constitute liquidated damages in a reasonable amount that will compensate the Sellers in the circumstances where the Sellers are entitled to the Deposit Funds for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and that, without these agreements, the Sellers would not enter into this Agreement.  If the Purchaser fails to take any action necessary to cause the delivery of the Deposit Funds pursuant to the Escrow Agreement under circumstances where the Sellers are entitled to the Deposit Funds and, in order to obtain such Deposit Funds the  Sellers commence a suit which results in a judgment in favor of the Sellers, the Purchaser shall pay to the Sellers an amount in cash equal to the costs and expenses (including attorney’s fees) incurred by the Sellers in connection with such suit.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1.                                 Tax Matters.

(a)                                 All sales, use, excise, transfer, documentary, stamp, value added, recordation, license, conveyance and other similar Taxes (“Transfer Taxes”), if any, imposed on or with respect to the Acquisition shall be borne fifty percent (50%) by the Purchaser and fifty percent (50%) by the Sellers and shall be paid to the appropriate Taxing Authority promptly when due by the Person having the obligation to pay such Transfer Tax under applicable Law.  The party hereto responsible under applicable Law for filing a Tax Return with respect to any such Transfer Taxes shall prepare and timely file such Tax Return and promptly provide a copy of such Tax Return to the other parties.  BH and Parent shall use reasonable efforts and cooperate in good faith to reduce or eliminate any Transfer Taxes to the extent permitted by applicable Law.

(b)                                 For purposes of this Agreement, with respect to any Acquired Asset, the Sellers and the Purchaser shall apportion the liability for real and personal property Taxes, ad valorem Taxes, and similar Taxes (“Periodic Taxes”) for Straddle Periods applicable to such Acquired Asset in accordance with this Section 8.1(b).  The Periodic Taxes described in this Section 8.1(b) shall be apportioned between the Sellers and the Purchaser as of the Closing Date, with the Purchaser liable for that portion of the Periodic Taxes for a Straddle Period (which portion of such Taxes shall for purposes of this Agreement be deemed attributable to the Post-Closing Tax Period) equal to the Periodic Taxes for such Straddle Period multiplied by a fraction, the numerator of which is the number of days remaining in such Straddle Period after the Closing Date, and the denominator of which is the total number of days in such entire Straddle Period.  The Sellers shall be liable for that portion of the Periodic Taxes for a Straddle Period for which the Purchaser is not liable under the preceding sentence (which portion of such Taxes shall for purposes of this Agreement be deemed attributable to the Pre-Closing Tax Period).  The party hereto responsible under applicable Law for paying a Tax described in this Section 8.1(b) shall be responsible for administering the payment of such Tax.  All apportionments hereunder shall be final as of the Closing Date and there will be no re-apportionments of any Periodic Taxes regardless of whether information becomes available after the Closing Date that alters the amount of Taxes that would have been due with respect to the Straddle Period.  To the extent the liability for Periodic Taxes for a certain Straddle Period is not determinable at the time of Closing or such Periodic Taxes are charged in arrears, such Periodic Taxes shall be prorated for such Straddle Period, based on the most recent ascertainable full tax year without adjustment.  For purposes of this Section 8.1(b), the Straddle Period for ad valorem Taxes and real and personal property Taxes shall be the fiscal period for which such Taxes were assessed by the applicable Tax jurisdiction.

(c)                                  The Sellers, on the one hand, or the Purchaser, on the other hand, as the case may be (the “Reimbursing Party”), shall provide reimbursement for any Tax paid by the other (the “Paying Party”), all or a portion of which is the responsibility of the Reimbursing Party in accordance with the terms of this Agreement (including this Section 8.1).  Within a reasonable time prior to the payment of any such Tax, the Paying Party shall give notice to the Reimbursing Party of the Tax payable and the Paying Party’s and Reimbursing Party’s respective liability therefor, although failure to do so shall not relieve the Reimbursing Party from its liability hereunder except to the extent the Reimbursing Party is actually prejudiced thereby.

(d)                                 The parties shall provide each other with such assistance as reasonably may be requested by any of them in connection with (i) the preparation of any Tax Return, (ii) the determination of any liability in respect of Taxes or the right to any refund, credit or prepayment in respect of Taxes (including pursuant to this Agreement) or (iii) any audit or other examination by any Taxing Authority, or any judicial or administrative proceeding with respect to any Taxes.

Section 8.2.                                 Bulk Sales.  The Purchaser and the Sellers hereby waive compliance with the requirements and provisions of any “bulk-transfer” or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale, conveyance, assignment or transfer of any or all of the Acquired Assets to the Purchaser.

Section 8.3.                                 Survival of Representations, Warranties and Covenants.  No representations or warranties in this Agreement or in any Ancillary Document shall survive the Closing.  No covenants in this Agreement or in any Ancillary Document shall survive the Closing except (1) to the extent the terms thereof expressly contemplate performance following the Closing and (2) any covenants in Section 8.1.

Section 8.4.                                 Public Announcements.  Unless otherwise required by applicable Law or by obligations of the Sellers or the Purchaser or their respective Affiliates pursuant to any listing agreement with or rules of any securities exchange or in order to enforce a party’s rights or remedies under this Agreement, the Sellers, on the one hand, and BH and the Purchaser, on the other hand, shall consult with each other before issuing any other press release or otherwise making any public statement with respect to this Agreement, the transactions contemplated hereby or the activities and operations of the other and shall not issue any such release or make any such statement without the prior written consent of the other (such consent not to be unreasonably withheld, conditioned or delayed).

Section 8.5.                                 Notices.  All notices, requests, claims, demands or other communications hereunder shall be deemed to have been duly given and made if in writing and (a) at the time personally delivered if served by personal delivery upon the party hereto for whom it is intended, (b) at the time received if delivered by registered or certified mail (postage prepaid, return receipt requested) or by a national courier service (delivery of which is confirmed), or (c) upon confirmation if sent by facsimile or email; in each case to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:

(a)	if to the Purchaser or to BH, to:

Bausch Health Companies Inc.
400 Somerset Corporate Boulevard
Bridgewater, NJ 08807
	Email:	joseph.papa@bauschhealth.com
christina.ackermann@bauschhealth.com
	Facsimile:	(908) 927-1568
(949) 271-3796
	Attention:	Joseph C. Papa
Christina M. Ackermann

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
	Email:	IKirman@wlrk.com
RGMason@wlrk.com
MFVeblen@wlrk.com
MSBenn@wlrk.com
	Facsimile:	(212) 403-2000
	Attention:	Igor Kirman
Richard G. Mason
Mark F. Veblen
Michael S. Benn

and

(b)	if to the Sellers, to:

Synergy Pharmaceuticals Inc.
420 Lexington Avenue, Suite 2012
New York, NY 10170
	Email:	thamilton@synergypharma.com
ggemignani@synergypharma.com
	Attention:	Troy Hamilton

Gary Gemignani

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street
Boston, Massachusetts 02116
Email:	graham.robinson@skadden.com
rogan.nunn@skadden.com
Facsimile:	(617) 573-4850
Attention:	Graham Robinson
Rogan Nunn

and

Skadden, Arps, Slate, Meagher & Flom LLP
155 N. Wacker Drive
Chicago, Illinois 60606
Facsimile:	(312) 407-0700
Email:	ron.meisler@skadden.com
christopher.dressel@skadden.com
Attention:	Ron Meisler
Christopher Dressel

Section 8.6.                                 Descriptive Headings; Interpretative Provisions.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.  Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on other than a Business Day, the party hereto having such right or duty shall have until the next Business Day to exercise such right or discharge such duty.  Unless otherwise indicated, the word “day” shall be interpreted as a calendar day.  References to “dollars” or “$” mean United States dollars, unless otherwise clearly indicated to the contrary.  No summary of this Agreement prepared by or on behalf of any party hereto shall affect the meaning or interpretation of this Agreement.

Section 8.7.                                 No Strict Construction.  The Sellers, on the one hand, and BH and the Purchaser, on the other hand, participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Sellers, BH and the Purchaser, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.  Without limitation as to the foregoing, no rule of strict construction construing ambiguities against the draftsperson shall be applied against any person with respect to this Agreement.

Section 8.8.                                 Entire Agreement; Assignment.  This Agreement, the Ancillary Documents and the Confidentiality Agreement constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, among the parties hereto or any of them, with respect to the subject matter hereof and thereof.  Neither this Agreement nor any of the rights, interests or obligations under it may be directly or indirectly assigned, delegated, sublicensed or transferred by any of the parties hereto, in whole or in part, to any other Person by operation of law or otherwise, without the prior written consent of the other parties, and any attempted or purported assignment in violation of this Section 8.8 will be null and void; provided, that, the Purchaser may assign or delegate any or all of its rights and obligations under this Agreement to one or more of its Affiliates; provided, however, that in the event of such assignment the Purchaser shall continue to be jointly and severally liable with the Affiliate assignee for its duties and obligations under this Agreement.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors and permitted assigns and shall not be binding upon, inure to the benefit of, or be enforceable by, any other party.

Section 8.9.                                 Governing Law; Submission of Jurisdiction; Waiver of Jury Trial.  This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to the rules of conflict of Laws of the State of Delaware or any other jurisdiction.  Each of the parties hereto irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Bankruptcy Court for any litigation arising out of or relating to this Agreement and the transactions contemplated thereby (and agrees not to commence any litigation relating thereto except in the Bankruptcy Court), and waives any objection to the laying of venue of any such litigation in the Bankruptcy Court.  Each party hereto hereby consents to service of process in the manner and at the address set forth in Section 8.5.  EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.10.                          Expenses.  Except as otherwise expressly provided herein, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated thereby shall be paid by the party hereto incurring such expenses.

Section 8.11.                          Amendment.  This Agreement may not be amended except by an instrument in writing signed on behalf of all the parties hereto.

Section 8.12.                          Waiver.  At any time prior to the Closing, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.13.                          Counterparts; Effectiveness.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

Section 8.14.                          Severability; Validity; Parties in Interest.  If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other Persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.  Nothing in this Agreement, express or implied, is intended to confer upon any Person not a party to this Agreement any rights or remedies of any nature whatsoever under or by reason of this Agreement.

Section 8.15.                          Specific Performance.  The parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached.  It is agreed that prior to the valid termination of this Agreement pursuant to Article VII, each party shall be entitled to seek an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other party, to a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and to any further equitable relief.

Section 8.16.                          Time of the Essence.  Time shall be of the essence of this Agreement.

Section 8.17.                          Obligations of the Purchaser.  BH, as a primary obligor and not as a surety, hereby absolutely, unconditionally and irrevocably guarantees to the Sellers the prompt payment, observance and performance when due of all the obligations and liabilities of the Purchaser arising under or related to this Agreement and the Ancillary Documents and the transactions contemplated hereby and thereby, including to cause the Purchaser to duly and timely perform and comply with all of the covenants, obligations and agreements to be performed or complied with by the Purchaser arising under or related to this Agreement and the Ancillary Documents and the transactions contemplated hereby and thereby.

Section 8.18.                          Mutual Releases.  Effective as of the Closing, and other than with respect to any claims pursuant to, and subject to the terms, conditions and limitations of, the terms and conditions of this Agreement, each of the Sellers and the Purchaser, on behalf of itself and each of its Affiliates, hereby releases (i) each of BH and the Purchaser and their Affiliates, and their current and former officers, directors, stockholders, employees, agents, representatives, attorneys, investors, parents, predecessors, subsidiaries, successors and assigns (collectively, the “Purchaser Released Parties”) and (ii) each the Sellers and their Affiliates, and their current and former officers, directors, stockholders, employees, agents, representatives, attorneys, investors, parents, predecessors, subsidiaries, successors and assigns (collectively, the “Seller Released Parties”), respectively, from any and all liabilities, actions, rights of action, contracts, Indebtedness, obligations, claims, causes of action, suits, damages, demands, costs, expenses and attorneys’ fees whatsoever, of every kind and nature, known or unknown, disclosed or undisclosed, accrued or unaccrued, existing at any time, in all circumstances arising at or prior to the Closing (“Causes of Action”), that such Seller or the Purchaser, respectively, or any of their respective Affiliates or any of their respective successors and assigns, have or may have against any of the Purchaser Released Parties or the Seller Released Parties, respectively; provided, however, that this Section 8.18 shall not apply to any Causes of Action arising from the fraud or willful misconduct of the Purchaser Released Parties or the Seller Released Parties, as applicable, or brought to enforce rights under this Agreement.

ARTICLE IX

DEFINITIONS

As used herein, the terms below shall have the following meanings:

“Action” means any claim, hearing, charge, action, suit, arbitration, litigation, mediation, grievance, audit, examination, inquiry, proceeding or investigation by or before any Governmental Entity.

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Agreement” has the meaning set forth in the Preamble and shall include the Exhibits and Schedules annexed hereto or referred to herein.

“Ancillary Documents” means the Bill of Sale, Assignment and Assumption Agreement, Intellectual Property Assignment Agreements, Escrow Agreement and each other agreement, document or instrument (other than this Agreement) executed and delivered by the parties hereto in connection with the consummation of the transactions contemplated by this Agreement.

“Anti-Corruption Law” means any Law related to combating bribery and corruption, including the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions, the UN Convention Against Corruption and any implementing legislation promulgated pursuant to such Conventions, the Foreign Corrupt Practices Act of 1977 and the U.K. Bribery Act 2010.

“Antitrust Laws” means any applicable supranational, national, federal, state, county, local or foreign antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended, and other similar antitrust, competition or trade regulation Laws of any jurisdiction other than the United States.

“Auction” has the meaning set forth in the Bidding Procedures.

“Benefit Plan” means a plan, program, agreement or other arrangement providing for employment, compensation, retirement, deferred compensation, severance, separation, relocation, repatriation, expatriation, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement or other pension or welfare benefits, whether written or unwritten, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, (i) which is or has been sponsored, maintained, contributed to, or required to be contributed to by the Sellers or any of their Subsidiaries or any of their respective ERISA Affiliates for the benefit of any employee or former employee of the Sellers or any of their Subsidiaries or (ii) with respect to which Sellers or any of their Subsidiaries or any of their respective ERISA Affiliates would reasonably be expected to have any liability.

“BH SEC Documents” means all forms, statements, documents and reports filed or furnished prior to the date hereof by BH with the SEC since January 1, 2015, as amended through the date hereof.

“Bidding Procedures” means the bidding procedures substantially in the form attached as Exhibit 1 to the Bidding Procedures Order with such changes as the Purchaser and the Sellers find reasonably acceptable, to be approved by the Bankruptcy Court pursuant to the Bidding Procedures Order.

“Bidding Procedures Order” means the Order of the Bankruptcy Court, pursuant to Sections 105(a), 363 and 365 of the Bankruptcy Code, that has not been stayed, vacated or stayed pending appeal:  (a) authorizing and scheduling the Auction, (b) approving procedures for the submission of Qualified Bids, (c) in the case of any subsequent Qualified Bids, approving the initial Overbid of at least two million dollars ($2,000,000) and further incremental Overbids of at least one million dollars ($1,000,000), (d) approving the Break-Up Fee and the Expense Reimbursement Amount, (e) scheduling a hearing to consider approval of such sale, and (f) approving the form and manner of notice of the Auction procedures and Sale Hearing, which Order shall be substantially in the form attached hereto as Exhibit A with such changes as the Purchaser and the Sellers find reasonably acceptable.

“Books and Records” means all documents of, or otherwise in the possession, custody or control of, or used by, the Sellers in connection with, or relating to, the Business, the Acquired Assets, the Assumed Liabilities, or the operations of the Sellers, including all files, instruments, papers, books, microfilms, photographs, letters, budgets, forecasts, ledgers, journals, title policies, lists of past, present and/or prospective customers, supplier lists, regulatory filings, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), data, reports (including environmental reports and assessments), plans, mailing lists, price lists, marketing information and procedures, advertising and promotional materials, equipment records, warranty information, architects agreements, construction contracts, drawings, plans and specifications, records of operations, standard forms of documents, Tax Returns and related books, records and workpapers, manuals of operations or business procedures and other similar procedures (including all discs, tapes and other media-storage data containing such information), in each case whether or not in electronic form.

“Business Day” means any day, other than a Saturday, Sunday and any day which is a legal holiday under the Laws of the Province of British Columbia or the State of Delaware or is a day on which banking institutions located in the Province of British Columbia or the State of Delaware are authorized or required by applicable Law or other governmental action to close.

“Cash” means all cash and cash equivalents, including checks, commercial paper, treasury bills, certificates of deposit and marketable securities, and any bank accounts and lockbox arrangements of the Sellers as of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the Confidentiality Agreement, between BH and the Parent, dated January 17, 2017, as amended on September 10, 2018, and as may be further amended from time to time.

“Contract” means any agreement, contract, subcontract, settlement agreement, lease, sublease, instrument, permit, concession, franchise, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or instrument.

“Copyrights” means all protectable subject matter under U.S. copyright Law, copyrights and any other rights in works of authorship (including Software) and any related rights of authors.

“Cure Costs Deduction” means (x) the aggregate amount of all Cure Costs to the extent not included in Section 1.3(d) plus (y) the amount of all claims related to or arising from sales discounts, wholesaler chargebacks and wholesaler fee for service credits assumed by the Purchaser pursuant to Section 1.3(d) not related to accounts receivables included in the Acquired Assets.

“DIP Facility” means the Sellers’ debtor-in-possession financing facility, entered into connection with the Chapter 11 Case, as the same may be amended, restated, supplemented or refinanced from time to time in accordance with the terms of this Agreement, including any orders approving or authorizing the Sellers’ entry into and performance under such facility.

“DIP Facility Term Sheet” means that certain Summary of Terms and Conditions, dated December 11, 2018, among the Sellers, CRG Partners III (Cayman) Unlev AIV I L.P., CRG Partners III — Parallel Fund “A” L.P. and CRG Issuer 2017-1, the form of which is attached as Exhibit G hereto.

“DIP Lenders” means the lender under the DIP Loan Documents.

“DIP Loan Documents” means the definitive documentation for the DIP Facility, as the same may be amended, restated, supplemented or refinanced from time to time in accordance with the terms of this Agreement.

“DIP Motion” means the Debtors’ Motion for Interim and Final Orders (I) Authorizing Debtors (A) to Obtain Postpetition Financing and (B) to Utilize Cash Collateral, (II) Granting Adequate Protection to Prepetition Lenders, (III) Modifying Automatic Stay, (IV) Granting Related Relief, and (V) Scheduling a Final Hearing, in form and substance reasonably acceptable to BH and the Purchaser.

“Effect” means any change, effect, development, circumstance, condition, fact, state of facts, event or occurrence.

“EMA” means the European Medicines Agency.

“Encumbrance” means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, encumbrance, covenant, charge, claim, option, right of first refusal, easement, right of way, encroachment, occupancy right, preemptive right, community property interest or restriction of any nature, whether arising prior to or subsequent to the commencement of the Chapter 11 Case, and whether voluntarily incurred or arising by operation of Law.

“Environmental Laws” means any and all applicable Laws which (a) regulate or relate to the protection or clean-up of the environment, the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the health and safety of Persons or property, including protection of the health and safety of employees or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Excluded Taxes” means any (i) Taxes imposed on or payable by any Seller or its Affiliates for any taxable period; (ii) Taxes imposed on or with respect to the Acquired Assets, the Assumed Liabilities or the Business for any Pre-Closing Tax Period; (iii) Taxes imposed on or with respect to the Excluded Assets or the Excluded Liabilities for any taxable period, (iv) Taxes imposed on or with respect to the Acquisition (including any Transfer Taxes for which Sellers are responsible pursuant to Section 8.1(a), but excluding any Transfer Taxes for which Purchaser is responsible pursuant to Section 8.1(a)), (v) Liability of the Purchaser or any of its Affiliates for any Taxes as a transferee or successor to any Seller or its Affiliates and (vi) Periodic Taxes for which Sellers are responsible pursuant to Section 8.1(b).  For purposes of this Agreement, in the case of any Straddle Period, (a) Periodic Taxes shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period in the manner set forth in Section 8.1(b) and (b) Taxes (other than Periodic Taxes) relating to the Acquired Assets, the Assumed

Liabilities or the Business for the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the closing of business on the Closing Date.

“Expense Reimbursement Amount” means the dollar amount equal to the lesser of (i) one million, nine hundred and fifty thousand dollars ($1,950,000) and (ii) the aggregate amount of all reasonable and documented out of pocket costs, expenses and fees incurred by BH, the Purchaser or their Affiliates, in connection with evaluating, negotiating, documenting and performing the transactions contemplated by this Agreement and the Ancillary Documents, including fees, costs and expenses of any professionals (including financial advisors, outside legal counsel, accountants, experts and consultants) retained by BH, the Purchaser or their Affiliates in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement, the transactions contemplated hereby, including the Chapter 11 Case and other judicial and regulatory proceedings related to such transactions, which amount shall, subject to Bankruptcy Court approval, constitute an administrative expense priority claim under Section 503(b)(1)(A) and Section 507(a)(2) of the Bankruptcy Code and shall be payable as set forth in Section 7.2(c).

“Export Controls” means all applicable export and reexport control Laws and regulations, including the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by OFAC and the International Traffic in Arms Regulations maintained by the U.S. Department of State and any applicable anti-boycott compliance regulations.

“FDA” means the United States Food and Drug Administration.

“FDCA” means the U.S. Food, Drug and Cosmetic Act of 1938, as amended.

“Final DIP Order” means a Final Order of the Bankruptcy Court (I) Authorizing the Debtors to Obtain Postpetition Financing, (II) Authorizing the Debtors to Use Cash Collateral, (III) Granting Liens and Providing Superpriority Administrative Expense Status, (IV) Granting Adequate Protection, (V) Modifying the Automatic Stay, and (VI) Granting Related Relief, in form and substance reasonably acceptable to BH and the Purchaser.

“GAAP” means United States generally accepted accounting principles.

“Good Clinical Practices” means, with respect to the Sellers, standards for clinical trials for pharmaceuticals (including all applicable requirements relating to protection of human subjects), as set forth in the FDCA and applicable regulations promulgated thereunder (including, for example, 21 C.F.R. Parts 50, 54, and 56), as amended from time to time, and such standards of good clinical practice (including all applicable requirements relating to protection of human subjects) as are required by other organizations and Regulatory Authorities in any other countries, including applicable regulations or guidelines from the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use, in which Products are sold or intended to be sold, to the extent such standards are not less stringent than in the United States.

“Good Laboratory Practices” means, with respect to the Sellers, standards for pharmaceutical laboratories, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time, and such standards of good laboratory practices as are required by other organizations and Governmental Entities in any other countries, including applicable regulations or guidelines from the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use in which the Products are sold or intended to be sold, to the extent such standards are not less stringent than in the United States.

“Good Manufacturing Practices” means, with respect to the Sellers, standards for the manufacture, processing, packaging, testing, transportation, handling and holding of drug products, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time, and such standards of good manufacturing practices as are required by other organizations and Governmental Entities in any other countries, including applicable regulations or guidelines from the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use in which the Products are sold or intended to be sold, to the extent such standards are not less stringent than in the United States.

“Governmental Entity” means (a) any supranational, national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (b) any public international governmental organization or (c) any agency, division, bureau, department, commission, board, arbitral or other tribunal, branch or other political subdivision of any government, entity or organization described in the foregoing clause (a) or (b) of this definition (including patent and trademark offices and self-regulatory organizations).

“GTN Accrued Cash-Settled Liabilities” means the total of accrued liabilities as of the Closing Date in the following sub-accounts on the Parent’s balance sheet: (a) Managed Care; (b) Coupons; (c) Medicaid; (d) Medicare; and (e) Medicare Coverage Gap.

“GTN Adjustment Amount” means (a) the GTN Accrued Cash-Settled Liabilities minus (b) the GTN Contribution Amount.

“GTN Contribution Amount” means the product of (i) the GTN Receivables and (ii) the “GTN Assumed Percentage” calculated in accordance with Exhibit F.

“GTN Receivables” means the amount of gross accounts receivables (determined in accordance with GAAP, applied on a consistent basis during the periods involved) of the Sellers relating to the Acquired Assets as of the Closing Date.

“Hazardous Substance” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals and radon gas.

“Health Laws” means any Law of any Governmental Entity (including multi-country organizations) the purpose of which is to ensure the safety, efficacy and quality of medicines or pharmaceuticals by regulating the research, development, manufacturing and distribution of these products, including Laws relating to Good Laboratory Practices, Good Clinical Practices, investigational use, product marketing authorization, manufacturing facilities compliance and approval, Good Manufacturing Practices, labeling, advertising, promotional practices, safety surveillance, record keeping and filing of required reports and their respective counterparts promulgated by Regulatory Authorities in countries outside the United States and shall also include, without limitation (a) the FDCA and the regulations promulgated thereunder, (b) the Public Health Service Act, and the regulations promulgated thereunder, (c) all federal and state fraud and abuse Laws, including the Federal Anti-Kickback Statute, the civil False Claims Act, the administrative False Claims Law, the Anti-Inducement Law, the exclusion Laws, and the regulations promulgated pursuant to such statutes, (d) the Health Insurance Portability and Accountability Act of 1996, the regulations promulgated thereunder and comparable state Laws, (e) the Controlled Substances Act, (f) Titles XVIII and XIX of the Social Security Act and the regulations promulgated thereunder, (g) the Clinical Laboratories Improvement Amendments and (h) all applicable Laws, rules and regulations, ordinances, judgments, decrees, orders, writs and injunctions administered by Regulatory Authorities, each of clauses (a) through (h) as may be amended from time to time.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended and supplemented by the Health Information Technology for Clinical Health Act of the American Recovery and Reinvestment Act of 2009.

“Import Restrictions” means all applicable U.S. and foreign import Laws, including Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations.

“IND” means an Investigational New Drug Application submitted to the FDA pursuant to 21 C.F.R. Part 312 (as amended from time to time) with respect to the Products, or the equivalent application or filing submitted to any equivalent agency or Governmental Entity outside the United States of America (including any supra-national agency such as the EMA), and all supplements, amendments, variations, extensions and renewals thereof that may be submitted with respect to the foregoing.

“Indebtedness” means, with respect to any Person, (a) all obligations for borrowed money, (b) all obligations evidenced by bonds, debentures, notes or similar instruments, (c) all Indebtedness of others secured by any Encumbrance on owned or acquired property of the reference Person, whether or not the Indebtedness secured thereby has been assumed, (d) all guarantees (or any other arrangement having the economic effect of a guarantee) of Indebtedness of others, (e) all capital lease obligations and all synthetic lease obligations, (f) all obligations, contingent or otherwise, of such Person as an account party in respect of financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments, (g) all securitization transactions, (h) all obligations representing the deferred and unpaid purchase price of property (other than trade payables incurred in the ordinary course of business consistent with past practice), (i) all obligations, contingent or otherwise, in respect of bankers’ acceptances and (j) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination).

“Information Privacy and Security Laws” means any applicable Laws issued by a Governmental Entity and all guidance issued by any Governmental Entity thereunder, relating to:  (a) the privacy, protection, or security of Protected Information, including as relevant to the collection, storage, processing, transfer, sharing and destruction of Protected Information or (b) requirements for websites and mobile applications, online behavioral advertising, call or electronic monitoring or recording, or any outbound communications, including outbound calling and text messaging, telemarketing and email marketing.  Without limiting the foregoing, “Information Privacy and Security Laws” includes the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the Children’s Online Privacy Protection Act, the Computer Fraud and Abuse Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Reporting Act, HIPAA, the Gramm-Leach-Bliley Act, state data security Laws, state social security number protection Laws, state data breach notification Laws, state consumer protection Laws, Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995 and Directive 2002/58/EC of the European Parliament and of the Council of 12 July 2002 as amended (and any European Union member states’ Laws and regulations implementing them), the European General Data Protection Regulation, the Canadian Personal Information Protection and Electronic Documents Act, India’s Information Technology Act, Japan’s Act on the Protection of Personal Information, Hong Kong’s Personal Data (Privacy) Ordinance, and Australia’s Privacy Amendment (Private Sector) Act 2000 as amended by the Privacy Amendment (Enhancing Privacy Protection) Act 2012, and other applicable data protection Laws of the jurisdictions in which Business is operated.

“Intellectual Property” means any and all common law and statutory rights anywhere in the world arising under or associated with:  (a) Patents; (b) Trademarks; (c) inventions and designs; (d) Trade Secrets; (e) Copyrights; (f) all industrial designs and any registrations and applications therefor; (g) Internet Properties; (h) applications for, registrations of, rights of priority in, and divisions, continuations, continuations-in-part, reissuances, renewals, extensions, restorations and reversions of the any of the foregoing (as applicable); and (i) all other similar or equivalent intellectual property or proprietary rights anywhere in the world.

“Internet Properties” means rights in domain names, uniform resource locators and other names and locators associated with Internet addresses and sites.

“Knowledge of the Sellers” means the knowledge, following due inquiry, of the individuals set forth on Article IX of the Seller Disclosure Schedule.

“Law” means any law (including common law), statute, requirement, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity.

“Material Adverse Effect” means (a) any Effect that, individually or in the aggregate, would reasonably be expected to materially impair or materially delay the ability of the Sellers to timely consummate the transactions contemplated by this Agreement or to perform their respective obligations hereunder or (b) any Effect that, individually or in the aggregate, results in a material adverse effect on the assets, business, condition (financial or otherwise) or results of operations of the Business or the Acquired Assets or the Assumed Liabilities, taken as a whole; provided, however, that the fact that the Chapter 11 Case has been filed and that, accordingly, the Sellers have been conducting the Business in the ordinary course of business as the same is being conducted as of the date of this Agreement in the Chapter 11 Case, shall not, in and of itself, be deemed to be a Material Adverse Effect for purposes of clause (b) of this definition; provided, however, that no Effects resulting or arising from the following shall be deemed to constitute a Material Adverse Effect or shall be taken into account when determining whether a Material Adverse Effect exists or has occurred:  (i) the Excluded Assets or the Excluded Liabilities, (ii) changes after the date hereof in general economic, financial or securities markets or geopolitical conditions, (iii) general changes or developments after the date hereof in regulatory or macroeconomic conditions or the industries and markets in which the Business operates, (iv) the announcement of the Acquisition or the identity of BH or the Purchaser, (v) any action or omission by BH or the Purchaser in breach of this Agreement, (vi) any action which is expressly requested in writing by BH or the Purchaser, (vii) changes after the date hereof in any applicable Laws or applicable accounting regulations or principles or the enforcement or interpretation thereof, (viii) any outbreak or escalation of hostilities or war or any act of terrorism or natural disaster or act of God and (ix) any failure of the Business to meet any budgets, plans, projections or forecasts (internal or otherwise) or any decline in the trading price or trading volume of Parent’s common stock or any change in the ratings or ratings outlook for Parent (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account); provided, further, that the exceptions set forth in clauses (ii), (iii), (vii) and (viii) above shall only apply to the extent that such Effect is materially and disproportionately adverse to the Business, taken as a whole, compared to other companies of similar size that operate in the industries or markets in which the Sellers operate.

“NDA” means a new drug application for a drug submitted to the FDA pursuant to 21 C.F.R. Part 314 (as amended from time to time), and all amendments or supplements thereto, including all documents, data and other information concerning the applicable drug which are necessary for FDA approval to market such drug in the United States, and any equivalent application submitted to any other health authority.

“NDC” means the unique, three-segment National Drug Code issued by the FDA that serves as a universal product identifier for pharmaceuticals, or the equivalent in countries outside of the United States.

“Notice of Sale” means a notice of the sale of the Acquired Assets and the Sale Hearing.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or award of a Governmental Entity.

“Ordinary Course Licenses” means licenses to generally available third party technology or software on standard terms for annual consideration of less than $250,000.

“Parent Common Stock”  means the shares of common stock, $0.0001 par value per share, of the Parent.

“Parent Confidentiality Agreements” means those agreements by and between the Parent, on the one hand, and Persons expressing an interest in acquiring an ownership interest in the Parent or the Business, on the other hand, with respect to the use and confidentiality of information about the Parent and its Affiliates and the Business and certain other obligations.

“Parent SEC Documents” means all forms, statements, documents and reports filed or furnished prior to the date hereof by the Parent with the SEC since January 1, 2015, as amended through the date hereof.

“party” and “parties” have the meaning set forth in the Preamble.

“Patents” means patents and patent applications, and similar or equivalent rights in inventions, including invention disclosures.

“Permitted Post-Closing Encumbrances” means any Encumbrance that is not extinguished by the Sale Order under applicable Law, it being understood that the Sale Order shall extinguish Encumbrances to the maximum extent permissible under applicable Law.

“Permitted Pre-Closing Encumbrances” means, prior to the Closing Date, (i) liens for Taxes not yet due and payable or being contested in good faith by appropriate proceedings, (ii) statutory liens and rights of set-off of carriers, warehousemen, mechanics, repairmen, workmen, suppliers and materialmen, in each case, incurred in the ordinary course of business (A) for amounts not yet overdue, (B) for amounts that are overdue and that (in the case of any such amounts overdue for a period in excess of thirty (30) days) are being contested in good faith, or (C) for amounts as to which payment and enforcement is stayed under the Bankruptcy Code or pursuant to orders of the Bankruptcy Court, (iii) liens securing rental payments under capitalized lease obligations entered into in the ordinary course of business, (iv) rights of setoff or banker’s liens upon deposits of cash in favor of banks or other depositary institutions, (v) pledges or deposits under worker’s compensation, unemployment insurance and social security Laws to the extent required by applicable Law, (vi) rights of third parties pursuant to ground leases, leases, subleases, licenses, concessions or similar agreements, that do not individually or in the aggregate in any material respect interfere with the present use of the property subject thereto, (vii) easements, covenants, conditions, restrictions and other similar matters of record or imperfections of title with respect to real property that do not individually or in the aggregate in any material respect interfere with the present use of the real property subject thereto, (viii) local, county, state and federal ordinances, regulations, building codes or permits, now or hereafter in effect, relating to real property, that do not individually or in the aggregate in any material respect interfere with the present use of the real property subject thereto, (ix) restrictions or requirements set forth in any Permits relating to the Business, (x) violations, if any, arising out of the adoption, promulgation, repeal, modification or reinterpretation of any Order or Law which occurs subsequent to the date hereof and prior to the Closing Date, (xi) Encumbrances arising by operation of Law under Article 2 of any state’s Uniform Commercial Code (or successor statute) in favor of a seller of goods or buyer of goods, (xii) non-exclusive licenses or other non-exclusive grants of rights to use or obligations with respect to Intellectual Property, in each case entered into in the ordinary course of business; (xiii) any lien securing Indebtedness outstanding under the DIP Facility and (xiv) any liens securing Indebtedness under the Prepetition Credit Agreement.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Personal Data” means any and all information that can reasonably be associated with an individual natural person, including information that identifies an individual natural person, including name, physical address, telephone number, email address, financial account number, passwords or PINs, device identifier or unique identification number, government-issued identifier (including Social Security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, religious or political views or affiliations and marital or other status (to the extent any of these data elements can reasonably be associated with an individual natural person).  Personal Data also includes any information not listed above if such information is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable Law and is regulated by such Law.

“Post-Closing Tax Period” means any taxable period or portion thereof beginning after the Closing Date and, in the case of any Straddle Period, the portion of such Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, in the case of any Straddle Period, the portion of such Straddle Period ending on the Closing Date.

“Prepetition Credit Agreement” means that certain Term Loan Agreement, dated as of September 1, 2017 (as later modified or amended prior to the Petition Date), the Sellers, the lenders party thereto, and CRG Servicing LLC as administrative agent and collateral agent.

“Privacy Statements” means, collectively, all of the Sellers’ publicly posted privacy policies (including if posted on the Sellers’ products and services) in effect as of the date hereof regarding the collection, use, disclosure, transfer, storage, maintenance, retention, deletion, disposal, modification or processing of Protected Information.

“Product IP” means any Intellectual Property owned by a third party that is licensed by such third party to a Seller and that is required for a Seller to make, have made, sell, distribute or license any Product.

“Products” means the medicinal or pharmaceutical products, product candidates or therapies that are or have been researched, developed, tested (including through clinical trials), commercialized, manufactured, stored, sold, licensed, or distributed by or on behalf of any of the Sellers.

“Protected Information” means (a) Personal Data or (b) any information that is governed or regulated by one or more Information Privacy and Security Laws that a Seller receives,

creates, transmits or maintains in electronic form through any of Seller’s systems networks or other information technology systems.

“Registered Intellectual Property” means all applications, registrations and filings for Intellectual Property that have been registered or filed with or by any state, government or other public or quasi-public legal authority anywhere in the world, including the United States Patent and Trademark Office or United States Copyright Office, including issued Patents and Patent applications, registered Trademarks and Trademark applications, registered Copyrights and Copyright applications, and Internet Properties registrations and applications.

“Regulatory Authority” means any national or supranational governmental authority, including the FDA or the EMA, with responsibility for granting any license, registrations or approvals with respect to the Products.

“Regulatory Authorizations” means any approvals, clearances, authorizations, registrations, certifications, licenses and permits granted by any Regulatory Authority, including any INDs, NDAs and MAAs.

“Relocation Employee” means each Offer Employee whose offer of employment from BH or its Affiliate (a) if such Offer Employee is not a sales employee, requires a relocation of the employee to a facility or a location that increases the one-way commute of the employee by more than fifty (50) miles based on the employee’s commute immediately prior to the applicable offer of employment or (b) if such Offer Employee is a sales employee, requires a relocation of the employee’s personal residence to a location that is more than fifty (50) miles from the location of such employee’s personal residence immediately prior to the applicable offer of employment.

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of such Person and its Subsidiaries.

“Retained Books and Records” means the company seal, minute books, stock certificates, stock or equity record books, income Tax Returns and other books, records and work papers related to income Taxes paid or payable by the Sellers or their Affiliates, work papers and such other books and records as pertain to the organization, qualification to do business, existence or capitalization of any Seller or any Affiliate thereof, books and records that the Sellers are required to retain under applicable Law and books and records that relate exclusively to an Excluded Asset or Excluded Liability.

“Sale Hearing” means the hearing conducted by the Bankruptcy Court to approve the transactions contemplated by this Agreement.

“Sale Order” means an Order of the Bankruptcy Court in substantially the form attached hereto as Exhibit E, that has not been stayed, vacated or stayed pending appeal, authorizing and approving the sale of the Acquired Assets to the Purchaser on the terms and conditions set forth herein.

“SEC” means the Securities and Exchange Commission.

“Seller Disclosure Schedule” has the meaning set forth in the introductory paragraph to Article III.

“Seller Intellectual Property” means all Intellectual Property owned or purported to be owned by any Seller other than Intellectual Property that is an Excluded Asset.

“Seller Registered Intellectual Property” means all Registered Intellectual Property that is registered or recorded in the name of, is or was filed or recorded in the name of, or that has been assigned to, any Seller.

“Software” means all types of computer software programs including operating systems, application programs, software tools, firmware and software imbedded in equipment, including both object code and source code versions thereof, and all related documentation.

“Straddle Period” means a taxable period that includes but does not end on the Closing Date.

“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, limited liability company, partnership or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Successful Bidder” has the meaning set forth in the Bidding Procedures.

“Takeover Statutes” means any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.

“Tax” or “Taxes” means any and all U.S. federal, state, local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, occupation, environmental, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax and any additional amounts imposed with respect thereto.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated Tax filing or declaration filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxing Authority” means any federal, state, local or foreign Governmental Entity or authority responsible for the imposition, collection or administration of any Tax.

“Trade Secrets” means trade secret and industrial secret rights, and rights in know-how and confidential or proprietary information.

“Trademarks” means trademarks, trade names, service marks, trade dress and other designations of origin.

“Trulance Product” means the Parent’s plecanatide product for the treatment of chronic idiopathic constipation and irritable bowel syndrome with constipation, which, as of the date hereof, is branded in the United States as TRULANCE®.

“WARN Relocation Employee” means any Offer Employee whose offer of employment from BH or its Affiliate (a) if such Offer Employee is not a sales employee, requires a relocation of the employee to a facility or location that increases the one-way commute of the employee by more than twenty-five (25) miles based on the employee’s commute immediately prior to the applicable offer of employment or (b) if such Offer Employee is a sales employee, provides for a sales territory that increases the distance between the employee’s personal residence and the furthest point in the sales territory from the employee’s personal residence by more than twenty-five (25) miles compared to the employee’s sales territory immediately prior to the applicable offer of employment, except for any such sales employee whose new sales territory has been agreed prior to the Auction by Sellers and BH to represent a reasonable commuting distance under the WARN Acts.

Terms Defined Elsewhere.  The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
Acquired Assets	Section 1.1
Acquisition	Recitals
Allocation	Section 1.9
Alternative Transaction	Section 5.10
API	Section 5.23
Assigned Contracts	Section 1.1(c)
Assignment and Assumption Agreement	Section 2.2(a)(iii)
Assumed Liabilities	Section 1.3
Avoidance Actions	Section 1.1(m)
Bankruptcy Code	Recitals
Bankruptcy Court	Recitals
BH	Preamble
BH Offer	Section 5.14(b)
Bidding Procedures Motion	Section 5.7
Bill of Sale	Section 2.2(a)(i)
BIS	Section 3.14(e)
Break-Up Fee	Section 7.2(b)
Business	Recitals
Business Employees	Section 5.14(b)
Cash Consideration	Section 1.6(a)(i)
Causes of Action	Section 8.18

Chapter 11 Case	Recitals
Closing	Section 2.1
Closing Date	Section 2.1
COBRA	Section 5.14(d)
Confidential Information	Section 5.15(c)
Cure Costs	Section 1.5(a)
Deposit Funds	Section 1.6(b)
Designated Parties	Section 1.1(m)
Designation Deadline	Section 1.5(e)
DOJ	Section 5.3(b)
Enforceability Limitations	Section 3.2
Escrow Agent	Section 1.6(b)
Escrow Agreement	Section 1.6(b)
Excluded Assets	Section 1.2
Excluded Liabilities	Section 1.4
Execution Date	Recitals
Financial Statements	Section 3.5(a)
FTC	Section 5.3(b)
Health Care Submissions	Section 3.18(a)
HSR Act	Section 3.3
Intellectual Property Assignment Agreements	Section 2.2(a)(iv)
Inventory	Section 1.1(d)
IP Contracts	Section 3.10(h)
Leases	Section 3.12(b)
Material Contracts	Section 3.13(a)
Material Customer	Section 3.20(a)
Material Supplier	Section 3.20(b)
Minimum API Quantity	Section 5.23
New Plans	Section 5.14(d)
Non-US Asset Allocation	Section 1.9
OFAC	Section 3.14(e)
Offer Employees	Section 5.14(b)
Old Plans	Section 5.14(d)
Original Asset Purchase Agreement	Recitals
Outside Date	Section 7.1(a)
Parent	Preamble
parties	Preamble
party	Preamble
Paying Party	Section 8.1(c)
Periodic Taxes	Section 8.1(b)
Permits	Section 3.14(b)
Petition Date	Recitals
Purchase Price	Section 1.6(a)
Purchaser	Preamble
Purchaser Released Parties	Section 8.18
Purchaser’s Allocation	Section 1.9

Q1 2019 Sales Bonus	Section 5.14(a
Reimbursing Party	Section 8.1(c)
Restricted Parties	Section 3.14(g)
Sale Motion	Section 5.7
Seller Disclosure Schedule	Article III
Seller Released Parties	Section 8.18
Sellers	Preamble
Sellers’ Allocation Notice	Section 1.9
Severance Consideration	Section 1.6(a)(ii)
Transfer Taxes	Section 8.1(a)
Transferred Employee	Section 5.14(b)
WARN Acts	Section 1.6(a)(ii)

[Signature Page Follows]

IN WITNESS WHEREOF, the Sellers, BH and the Purchaser have caused this Agreement to be executed on their behalf by their officers thereunto duly authorized, as of the date first above written.

SELLERS:

SYNERGY PHARMACEUTICALS INC.

By:	/s/ Gary G. Gemignani
	Name:	Gary G. Gemignani
	Title:	Executive Vice President and Chief Financial Officer

SYNERGY ADVANCED PHARMACEUTICALS, INC.

By:	/s/ Gary G. Gemignani
	Name:	Gary G. Gemignani
	Title:	Executive Vice President and Chief Financial Officer

BAUSCH HEALTH COMPANIES INC.

By:	/s/ Joseph C. Papa
	Name:	Joseph C. Papa
	Title:	Chairman and Chief Executive Officer

PURCHASER:

BAUSCH HEALTH IRELAND LIMITED

By:	/s/ Graham Jackson
	Name:	Graham Jackson
	Title:	Director

[Signature Page to Amended and Restated Asset Purchase Agreement]

[Signature Page to Asset Purchase Agreement]